Exhibit 99.24

NOTICE AND MANAGEMENT INFORMATION CIRCULAR

FOR THE

ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON AUGUST 14, 2017

JULY 5, 2017

1100 – 355 Burrard Street

Vancouver, British Columbia

V6C 2G8

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual general meeting of the shareholders (the “Meeting”) of Lithium Americas Corp. (the “Company”) will be held on Monday, August 14, 2017 at 10:00 a.m. (Vancouver time), at 1100 – 355 Burrard Street, Vancouver, British Columbia for the following purposes:

1.	to receive the audited consolidated financial statements for the year ended December 31, 2016, together with the auditor’s report thereon;

2.	to set the number of directors at nine (9) for the ensuing year;

3.	to elect nine (9) directors for the ensuing year;

4.

to re-appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditor of the Company for the ensuing year and authorize the directors to determine the remuneration to be paid to the auditor; and

5.	to transact such other business as may properly be put before the Meeting.

The Board of Directors has fixed the close of business on Tuesday, June 27, 2017 as the record date for the determination of shareholders entitled to notice of, and to vote at, the Meeting or any adjournment or postponement thereof (the “Record Date”). Only shareholders whose names have been entered in the register of shareholders as of the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting.

A management proxy circular and form of proxy (the “Meeting Materials”) accompany this notice of meeting and forms part of this notice.

This year, as described in the notice and access notification mailed to shareholders of the Company, the Company will deliver the Meeting Materials to shareholders by posting the Meeting Materials on its website (www.lithiumamericas.com). The use of this alternative means of delivery is more environmentally friendly as it will help to reduce paper use and it will also reduce the Company’s printing and mailing costs. The Meeting Materials will be available on the Company’s website as of Friday, July 7, 2017, and will remain on the website for one full year thereafter. The Meeting Materials will also be available on SEDAR at www.sedar.com as of Friday, July 7, 2017.

Shareholders who wish to receive paper copies of the Meeting Materials may request copies from the Company by calling toll-free in North America at 1-844-221-7982, or by email at info@lithiumamericas.com. Meeting Materials will be posted to such shareholders at no cost to them within three (3) business days of the request, if such request is made before the Meeting.

A registered shareholder who is unable to attend the Meeting in person and who wishes to ensure that such shareholder’s Common Shares will be voted at the Meeting is requested to complete, date and execute the enclosed form of proxy and deliver it to Computershare Investor Services Inc. (“Computershare”) in accordance with the instructions set out in the form of proxy and in the Circular.

i

If a shareholder does not deliver a proxy to Computershare by 10:00 a.m. (Vancouver time) on Thursday, August 10, 2017 or 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment or postponement of the Meeting at which the proxy is to be used, then the shareholder will not be entitled to vote at the Meeting by proxy. Late proxies may be accepted or rejected by the Chairman of the Meeting by waving the deadline in his sole discretion.

Non-registered shareholders (beneficial owners) should complete and return the voting instruction form or proxy provided to them by their broker or other intermediary in accordance with the specific instructions, and by the deadline specified therein.

DATED at Vancouver, British Columbia, the 5th day of July, 2017.

ON BEHALF OF THE BOARD

“Thomas Hodgson”

Thomas Hodgson

Chief Executive Officer and Director

ii

LITHIUM AMERICAS CORP.

1100 – 355 Burrard Street

Vancouver, British Columbia

V6C 2G8

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This management information circular (the “Circular”) is provided to the holders (“shareholders”) of common shares (“Common Shares”) of Lithium Americas Corp. (the “Company”) by and on behalf of management of the Company in connection with the solicitation of proxies to be voted at the annual meeting of the shareholders to be held on Monday, August 14, 2017 (the “Meeting”), at the time and place set out in the accompanying notice of meeting (the “Notice of Meeting”). The solicitation of proxies is being made by the Company for the purposes set forth in the Notice of Meeting.

The solicitation of proxies by management will be made primarily through delivery of this Circular, but proxies may also be solicited by telephone, email or other form of electronic communication by directors, officers and regular employees of the Company. The total cost of the solicitation of proxies will be borne by the Company.

The board of directors of the Company (the “Board of Directors” or the “Board”) has fixed the close of business on Tuesday, June 27, 2017 as the record date, being the date for the determination of shareholders entitled to notice of, and to vote at, the Meeting or any adjournment or postponement thereof (the “Record Date”).

Unless otherwise stated, the information contained in this Circular is as of July 5, 2017. All dollar amounts are expressed in Canadian dollars (“C$” or “$”), or United States dollars (“US$”), as indicated.

APPOINTMENT OF PROXYHOLDERS

Accompanying this Circular is a form of proxy (“Form of Proxy”) for use at the Meeting. If a registered shareholder cannot attend the meeting in person, they may vote by proxy in one of the following ways:

(a)	by mailing the signed Form of Proxy to Computershare Investor Services Inc. (“Computershare”), Proxy Department at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1;

(b)	by hand delivering the signed Form of Proxy to Computershare, Proxy Department at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1;

(c)	by faxing the signed Form of Proxy to Computershare to (416) 263-9524 or 1-866-249-7775;

(d)	by using the internet at www.investorvote.com using the 15 digit control number located at the bottom of your Form of Proxy; or

(e)	by telephone at 1-866-732-VOTE (8683) (toll free within North America) or 1-312-588-4290 (outside North America).

Additionally, a shareholder entitled to vote at the Meeting may, by means of a proxy, appoint a proxyholder or one or more alternate proxyholders, who need not be shareholders, to attend and act at the Meeting for the shareholder and on the shareholder’s behalf.

The individual named in the enclosed Form of Proxy is a director and/or officer of the Company. A shareholder may appoint, as proxyholder or alternate proxyholder, a person or persons other than any of the persons designated in the enclosed Form of Proxy, and may do so either by inserting the name or names of such persons in the blank space provided in the enclosed Form of Proxy or by completing another proper Form of Proxy.

A shareholder forwarding the enclosed Form of Proxy may indicate the manner in which the proxyholder is to vote with respect to any specific item by checking the appropriate position. If the shareholder giving the Form of Proxy wishes to confer a discretionary authority with respect to any item of business, then the position opposite the item is to be left blank. The Common Shares represented by the Form of Proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for, and, if the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly.

An appointment of a proxyholder or alternate proxyholders will not be valid unless a Form of Proxy making the appointment, signed by the shareholder or by an attorney of the shareholder authorized in writing, is delivered to Computershare Investor Services Inc. (“Computershare”) by mail or by hand to 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department, by 10:00 a.m. (Vancouver time) on Thursday, August 10, 2017 or 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment or postponement of the Meeting at which the proxy is to be used. Additionally, shareholders may appoint a proxyholder via the Internet using the control number found on the Form of Proxy.

REVOCATION OF PROXIES

A shareholder who has given a proxy may revoke the proxy by:

(a)	signing a proxy with a later date and delivering it at the time and to the place noted above;

(b)	signing and dating a written notice of revocation and delivering it at the time and to the place noted above; or

(c)	attending the Meeting or any adjournment of the Meeting and registering with the scrutineer as a shareholder present in person.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

EXERCISE OF DISCRETION

The person named in the enclosed Form of Proxy will vote or withhold from voting the Common Shares in respect of which they are appointed in accordance with the direction of the shareholders appointing him. If there is no direction by the shareholder in respect of a particular matter, such Common Shares will be voted in favour of such matter. The enclosed Form of Proxy confers discretionary authority upon the person named therein with respect to amendments or variations to matters identified or referred to in the Notice of Meeting and this Circular and with respect to any other matters which may properly come before the Meeting. As of the date of this Circular, the management of the Company knows of no such amendments, variations or other matters to come before the Meeting. However, if any such or other matters which are not now known to management should properly come before the Meeting, the Common Shares will be voted on such matters in accordance with the best judgment of the person named in the Form of Proxy.

VOTES NECESSARY TO PASS RESOLUTIONS

The Company’s articles (the “Articles”) provide that the quorum for the transaction of business at the Meeting is at least two shareholders entitled to vote at the Meeting, whether appearing in person or by proxy, who hold Common Shares carrying, in the aggregate, not less than five percent (5%) of the issued Common Shares entitled to vote at the Meeting.

Pursuant to the Business Corporations Act (British Columbia) (the “BCBCA”) and the Articles, a simple majority of the votes cast by shareholders at the Meeting is required to pass an ordinary resolution.

At the Meeting, shareholders will be asked to pass ordinary resolutions to: (i) set the number of directors of the Board of Directors at nine (9); (ii) elect directors to the Board of Directors; and (iii) re-appoint the auditor for the ensuing year and authorize the directors to set their remuneration.

VOTING BY NON-REGISTERED HOLDERS

Only registered shareholders (“Registered Holders”) or the persons they appoint as their proxyholder are permitted to vote at the Meeting. Certain shareholders are “non-registered” shareholders (“Non-Registered Holders”) because the Common Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. Common Shares beneficially owned by a Non-Registered Holder are registered either:

(a)

in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Common Shares of the Company (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs, TFSAs and similar plans); or

(b)	in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

This year, the Company has decided to use notice and access to deliver the Notice of Meeting, this Circular and the Form of Proxy (collectively, the “Meeting Materials”) to shareholders by posting the Meeting Materials on its website (www.lithiumamericas.com). The Meeting Materials will be available on the Company’s website as of Friday, July 7, 2017, and will remain on the website for one full year thereafter. The Meeting Materials will also be available on SEDAR at www.sedar.com as of Friday, July 7, 2017. See “Notice and Access” below.

Non-Registered Holders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Company are referred to as non-objecting beneficial owners “NOBOs”. Those Non-Registered Holders who have objected to their Intermediary disclosing ownership information about themselves to the Company are referred to as objecting beneficial owners “OBOs”. In accordance with applicable securities laws, the Company has elected to send the notice and access notification directly to the NOBOs, and indirectly through Intermediaries to the OBOs. The Intermediaries (or their service companies) are responsible for forwarding the notice and access notification to each OBO, unless the OBO has waived the right to receive them.

The Company does not intend to pay for the Intermediary to deliver the notice and access notification or Meeting Materials to OBOs and, as a result, OBOs will not be sent paper copies of such notice and access notification or Meeting Materials unless their Intermediary assumes the costs. Intermediaries may use service companies to forward the notice and access notification and/or Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Holder and must be completed, but not signed, by the Non-Registered Holder and deposited with Computershare; or

(b)

more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management proxyholder named in the form and insert the Non-Registered Holder’s name in the blank space provided. Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the Form of Proxy or Voting Instruction Form is to be delivered.

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

A Non-Registered Holder may revoke a form of proxy or voting instruction form given to an Intermediary by contacting the Intermediary through which the Non-Registered Holder’s Common Shares are held and following the instructions of the Intermediary respecting the revocation of proxies. In order to ensure that an Intermediary acts upon a revocation of a form of proxy or voting instruction form, the written notice should be received by the Intermediary well in advance of the Meeting.

NOTICE AND ACCESS

In November 2012, the Canadian Securities Administrators announced the adoption of regulatory amendments to securities laws governing the delivery of proxy-related materials by public companies. As a result, public companies are now permitted to advise their shareholders of the availability of all proxy-related materials on an easily accessible website, rather than mailing physical copies of the materials. The Company has decided to deliver the Meeting Materials to shareholders by posting the Meeting Materials on its website (www. lithiumamericas.com). The Meeting Materials will be available on the Company’s website as of Friday, July 7, 2017, and will remain on the website for one full year thereafter. The Meeting Materials will also be available on SEDAR at www.sedar.com as of Friday, July 7, 2017.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Company’s authorized capital consists of an unlimited number of Common Shares without par value. As of June 27, 2017 the Company had 385,890,317 fully paid and non-assessable Common Shares issued and outstanding, each carrying the right to one vote.

A holder of record of one or more Common Shares on the Record Date who either attends the Meeting personally or deposits a proxy in the manner and subject to the provisions described above will be entitled to vote or to have such Common Share or Common Shares voted at the Meeting except to the extent that:

(a)	the shareholder has transferred the ownership of any such Common Shares after the Record Date; and

(b)

the transferee produces a properly endorsed share certificate for, or otherwise establishes ownership of, any of the transferred Common Shares and makes a demand to Computershare no later than 10 days before the Meeting that the transferee’s name be included in the list of shareholders in respect thereof.

To the knowledge of the directors and executive officers of the Company no person or company beneficially owns, directly or indirectly, or exercises control or direction over, directly or indirectly, 10% or more of the issued and outstanding Common Shares, other than as set forth below:

Name of Shareholder	Number of Common Shares Owned(1)(3)	Percentage of Outstanding Common Shares(2)
GFL Lithium Co., Ltd.(4)	75,000,000	19.4%

Notes:

(1)	As at June 27, 2017.
(2)	Based on 385,890,317 Common Shares issued and outstanding as at June 27, 2017.
(3)

These numbers are derived from the respective shareholders, or public filings made by this shareholder on the System for Electronic Disclosure by Insiders (SEDI). This number does not include convertible securities held by any shareholder.

(4)

GFL Lithium Co., Ltd. is a wholly-owned subsidiary of Ganfeng Lithium Co. Ltd., of which Mr. Wang Xiaoshen is the Vice Chairman and Executive Vice President, and accordingly, is an affiliate of Mr. Wang Xiaoshen.

As at June 27, 2017, the total number of Common Shares owned or controlled by management and the directors of the Company was 53,359,082 Common Shares, representing 13.83% of the total issued and outstanding Common Shares.

NUMBER OF DIRECTORS

Management of the Company is seeking shareholder approval through an ordinary resolution to fix the number of directors of the Company at nine (9) for the ensuing year.

ELECTION OF DIRECTORS

The directors of the Company are elected annually and hold office until the next annual general meeting of the shareholders or until their successors are elected or appointed. The management of the Company proposes to nominate the persons listed below for election as directors of the Company to serve until their successors are elected or appointed. In the absence of instructions to the contrary, proxies given pursuant to the solicitation by the management of the Company will be voted for the nominees listed in this Circular.

The following tables set out information regarding nominees for election as directors, including the names, province or state and country of residence, the offices they hold within the Company, their principal occupations, business or employment within the five preceding years, the period or periods during which each director has served as a director, areas of expertise, attendance of meetings during the 2016 fiscal year (if applicable) and the number of securities of the Company that each beneficially owns, directly or indirectly, or over which control or direction is exercised, as of the date of this Circular:

Thomas Hodgson Ontario, Canada Director Since: September 2015

Mr. Hodgson was Executive Chairman and a member of the Board of Directors of former Lithium Americas Corp. from 2010 until its merger with the Company. Before being actively involved with former Lithium Americas Corp., Mr. Hodgson had a career in banking, finance and money management and has served as COO or CEO on the Board of Directors of a number of public and private companies in Canada and the United Kingdom, including Central Guaranty Trustco, GlobalNetFinancial.com, Marathon Asset Management, and Magna Entertainment Corp.

Areas of Experience: Lithium Industry Mining Industry Financial Acumen

Mr. Hodgson holds a Bachelor of Arts degree in Economics and Law from Carleton University in Ottawa, Ontario and a Master of Business Administration in Finance and Accounting from Queen’s University in Kingston, Ontario.

International Business Managing/Leading Growth		Principal Occupation, Business or Employment(1)

CEO of the Company since November 2015; Executive Chairman of former Lithium Americas Corp. from 2010 to September 2015; consultant and advisor to the Chairman of Magna International Inc. and Magna Entertainment Corp. from May 2007 to May 2011.

		Director Status: Non- Independent(3) Board/Committee Membership:		2016 Attendance:		Other Public Company Board Membership:
						Company:	Since:
		Board		15/15	100%	N/A
Common Shares Beneficially Owned, Controlled or Directed:(1)(2)				Value of Equity at Risk:
Year	Common Shares	Total Market Value of Common Shares(4)		Common Shares(4)		Unexercised Options and RSRs(5)	Total
2017	1,355,328	C$1,192,689		C$1,192,689		C$1,783,554	C$2,976,243
2016	1,123,945	C$438,339		C$438,339		C$165,315	C$603,654
Options Held:
Date Granted	Expiry Date	Number Granted	Vested/Unvested	Exercise Price		Total Unexercised	Value of Unexercised Options(5)
July 16, 2014	July 16, 2019	1,499,100	1,499,100/0	C$0.286		1,499,100	C$890,465
Feb. 12, 2015	Feb. 12, 2020	177,525	177,525/0	C$0.337		177,525	C$96,369
Mar. 30, 2016	Mar. 30, 2021	500,000	375,000/125,000	C$0.47		500,000	C$205,000
Apr. 4, 2017	Apr. 4, 2022	800,000	75,000/725,000	C$0.98		800,000	Nil
RSRs Held:
Date Granted	Expiry Date	Number Granted	Vested/Unvested	Exercise Price		Total Unexercised	Value of Unvested RSRs(5)
Mar. 30, 2016	N/A	631,383	231,383/400,000	N/A		N/A	C$352,000
April 4, 2017	N/A	272,409	0/272,409	N/A		N/A	C$239,720

George Ireland(7) Massachusetts, USA Director Since: November 2015

Mr. Ireland has over thirty-five years of experience in the mining and metals industry in positions ranging from field geologist to banking and venture capital. Mr. Ireland founded Geologic Resource Partners LLP in 2004 and serves as Chief Investment Officer and CEO. From 2000 to 2004, he was General Partner of Ring Partners, LP, a predecessor investment partnership to Geologic Resource Partners. From 1993 to 2000, Mr. Ireland was an analyst for and a partner in Knott Partners LP where he specialized in resource investing. Prior to 1993, Mr. Ireland held a variety of positions at Cleveland Cliffs Inc. the Chase Manhattan Bank, ASARCO Inc. and Ventures Trident LP.

Areas of Experience:
Lithium Industry Mining Industry Financial Acumen		Mr. Ireland graduated from the University of Michigan with a BS from the School of Natural Resources and is a Fellow in the Society of Economic Geologists.
International Business Managing/Leading Growth		Principal Occupation, Business or Employment(1)
		Founder, Chief Investment Officer and CEO of Geologic Resource Partners LLP.
		Director Status: Independent(3)	2016 Attendance:		Other Public Company Board Membership:
		Board/Committee			Company:	Since:
		Membership:
		Board (Chairman)	14/15	93%	Amerigo Resources Ltd.	2012
		Audit Committee	4/4	100%
		Compensation and Benefits Committee	3/3	100%	Rathdowney Resources Ltd.	2014
		Nominating and Corporate Governance Committee	2/2	100%	Redstar Gold Corp.	2016
Common Shares Beneficially Owned, Controlled or Directed:(1)(2)				Value of Equity at Risk:
Year	Common	Total Market Value of Common		Common	Unexercised	Total
	Shares	Shares(4)		Shares(4)	Options and
					DSUs(5)
2017	33,789,534	C$29,734,790		C$29,734,790	C$345,349	C$30,080,139
2016	31,940,405(8)	C$12,456,757		C$12,456,757	Nil	C$12,456,757
Options Held:
Date Granted	Expiry Date	Number Granted	Vested/Unvested	Exercise Price	Total Unexercised	Value of Unexercised Options(5)
Mar. 30, 2016	Mar. 30, 2021	600,000	450,000/150,000	C$0.47	600,000	C$246,000
Apr. 4, 2017	Apr. 4, 2022	300,000	75,000/225,000	C$0.98	300,000	Nil
DSUs Held:
Date Granted	Expiry Date	Number Granted	Vested/Unvested	Exercise Price	Total Unexercised	Value of DSUs(5)
Mar. 30, 2016	N/A	19,947	19,947/0	N/A	N/A	C$17,553
Apr. 3, 2017	N/A	92,950	92,950/0	N/A	N/A	C$81,796

John Kanellitsas Idaho, USA Director Since: September 2015

Mr. Kanellitsas previously served as a director and CEO of LAC until its September 2015 merger with the Company and is now primarily responsible for business development and capital markets strategies. He has over twenty five years of experience in the investment banking and asset management industries. Mr. Kanellitsas was a co-founder and partner of Geologic Resource Partners, LLC and served as its Chief Operating Officer from 2004 until 2014. Prior to Geologic, Mr. Kanellitsas was employed by Sun Valley Gold, LLC and Morgan Stanley & Co. in New York and San Francisco.

Areas of Experience: Lithium Industry Mining Industry		Mr. Kanellitsas has an MBA from the University of California at Los Angeles and a BS degree in Mechanical Engineering from Michigan State University.
Financial Acumen		Principal Occupation, Business or Employment(1)
International Business Managing/Leading Growth

President of the Company since March 2016; Vice-Chairman of the Company since November 2015; Interim CEO of former Lithium Americas Corp. from June 2013 to June 2014, CEO of former Lithium Americas Corp. from June 2014 to September 2015; Chief Operating Officer and Chief Compliance Officer of Geologic Resource Partners LLC from June 2004 to January 2015.

		Director Status: Non- Independent(3) Board/Committee Membership:	2016 Attendance:		Other Public Company Board Membership:
					Company:	Since:
		Board (Vice-Chairman)	14/15	93%	Cobalt 27 Capital Corp.	April, 2017
Common Shares Beneficially Owned, Controlled or Directed:(1)(2)				Value of Equity at Risk:
Year	Common Shares	Total Market Value of Common Shares(4)		Common Shares(4)	Unexercised Options and RSRs(5)	Total
2017	4,770,074	C$4,197,665		C$4,197,665	C$2,034,496	C$6,232,161
2016	3,670,074 (9)	C$1,431,329		C$1,431,329	C$132,572	C$1,563,901
Options Held:
Date Granted	Expiry Date	Number Granted	Vested/Unvested	Exercise Price	Total Unexercised	Value of Unexercised Options(5)
Apr. 18, 2014	Apr. 18, 2019	552,300	552,300/0	C$0.375	552,300	C$278,912
July 16, 2014	July 16, 2019	1,104,600	1,104,600/0	C$0.286	1,104,600	C$656,132
Feb. 12, 2015	Feb. 12, 2020	177,525	177,525/0	C$0.337	177,525	C$96,396
Mar. 30, 2016	Mar. 30, 2021	500,000	375,000/125,000	C$0.47	500,000	C$205,000
Apr. 4, 2017	Apr. 4, 2022	800,000	75,000/725,000	C$0.98	800,000	Nil
RSRs Held:
Date Granted	Expiry Date	Number Granted	Vested/Unvested	Exercise Price	Total Unexercised	Value of Unvested RSRs(5)
Mar. 30, 2016	N/A	634,473	0/634,473	N/A	N/A	C$558,336
Apr. 4, 2017	N/A	272,409	0/272,409	N/A	N/A	C$239,720

Franco Mignacco Jujuy, Argentina Director Since: September 2015

Mr. Mignacco has been President of the Company’s wholly owned subsidiary, Minera Exar S.A. (“Minera”), since May 2013. He was the Vice Chairman of LAC from June 2013 to September 2015. He is currently the President of the Chamber of Mining of Jujuy, Argentina.

Areas of Experience: Lithium Industry Mining Industry		Mr. Mignacco holds an MBA from San Andres University in Buenos Aires, Argentina and his honours in mining at Universidad Austral, Buenos Aires, Argentina.
Financial Acumen		Principal Occupation, Business or Employment(1)
International Business Managing/Leading Growth		President of Minera since June 17, 2013; Vice President of Los Boros S.A. since January 2006.
		Director Status: Non- Independent(3) Board/Committee	2016 Attendance:		Other Public Company Board Membership:
					Company:	Since:
		Board Environmental Committee	15/15 1/2	100% 50%	N/A	N/A
Common Shares Beneficially Owned, Controlled or Directed:(1)(2)				Value of Equity at Risk:
Year	Common Shares	Total Market Value of Common Shares(4)		Common Shares(4)	Unexercised Options and RSRs(5)	Total
2017	8,045,491	C$7,080,032		C$7,080,032	C$1,751,240	C$8,831,272
2016	8,090,962	C$3,155,475		C$3,155,475	C$132,572	C$3,288,047
Options Held:
Date Granted	Expiry Date	Number Granted	Vested/Unvested	C$ Exercise Price	Total Unexercised	Value of Unexercised Options(5)
Apr. 18, 2014	Apr. 18, 2019	552,300	552,300/0	$0.375	552,300	C$278,912
July 16, 2014	July 16, 2019	1,104,600	1,104,600/0	$0.286	1,104,600	C$656,132
Feb. 12, 2015	Feb. 12, 2020	177,525	177,525/0	$0.337	177,525	C$96,396
Mar. 30, 2016	Mar. 30, 2021	500,000	375,000/125,000	$0.47	500,000	C$205,000
Apr. 4, 2017	Apr. 4, 2022	250,000	62,500/187,500	$0.98	250,000	Nil
RSRs Held:
Date Granted	Expiry Date	Number Granted	Vested/Unvested	Exercise Price	Total Unexercised	Value of Unvested RSRs(5)
Mar. 30, 2016	N/A	631,026	231,026/400,000	N/A	N/A	C$352,000
April 4, 2017	N/A	185,000	185,000/0	N/A	N/A	C$162,800

Gabriel Rubacha Buenos Aires, Argentina Director Since: March 2016 Areas of Experience: Lithium Industry Mining Industry Managing/Leading Growth

Mr. Rubacha is the Company’s President, South American Operations. Previously he was the Commercial Director of Techint Engineering and Construction. Prior to this position, Mr. Rubacha served as the Managing Director of the Southern Cone Region (Argentina, Chile and Uruguay), General Manager at Techint Chile, Project Director for the Pascua Lama Project, Business and Contract Manager at Veladero Project and Business Development, and Commercial Manager for Techint Engineering and Construction.

Mr. Rubacha has an International MBA from the Universidad de Belgrano/Ecole des Ponts et Chaussees, Paris, France, graduated from the Executive Program at the Darden School of Business of the University of Virginia, and has an Aeronautical Engineering degree from the Universidad Tecnologica Nacional, Argentina.

		Principal Occupation, Business or Employment(1)

President of South American Operations of the Company since May 2017; Commercial Director of Techint Engineering & Construction 2016 to April 2017; Managing Director of Southern Cone, Techint Engineering & Construction from 2012 to 2016.

		Director Status: Non-Independent(3)(12)	2016 Attendance:		Other Public Company Board
		Board/Committee Membership:			Membership:
					Company:	Since:
		Board	9/9	100%	N/A	N/A
		Environmental Committee	2/2	100%
		Nominating and Corporate Governance Committee	2/2	100%
Common Shares Beneficially Owned, Controlled or Directed:(1)(2)			Value of Equity at Risk:
Year	Common Shares	Total Market Value of Common Shares(4)	Common Shares(4)		Unexercised Options and RSRs(5)	Total
2017	737,000	C$648,560	C$648,560		C$924,336	C$1,572,896
2016	112,000	C$43,680	C$43,680		Nil	C$43,680
Options Held:
Date Granted	Expiry Date	Number Granted	Vested/Unvested	Exercise Price	Total Unexercised	Value of Unexercised Options(5)
May 16, 2017	May 16, 2022	500,000	125,000/375,000	C$1.00	500,000	Nil
Mar. 30, 2016	Mar. 30, 2021	200,000	150,000/50,000	C$0.47	200,000	C$82,000
RSRs Held:
Date Granted	Expiry Date	Number Granted	Vested/Unvested	Exercise Price	Total Unexercised	Value of Unvested RSRs(5)
Mar. 30, 2016	N/A	900,000	0/900,000	N/A	N/A	C$792,000
Apr. 3, 2017	N/A	57,200	57,200/0	N/A	N/A	C$50,336

Wang Xiaoshen Shanghai, China Director Since: June 2017 Areas of Experience: Lithium Industry Mining Industry Financial Acumen International Business Managing/Leading Growth

Mr. Wang is currently Vice Chairman and Executive Vice President of Ganfeng Lithium.

Mr. Wang has a strong understanding of the lithium industry and market through his experience in sales and marketing of lithium products in China and around the world.

Mr. Wang graduated from the North China University of Technology in Beijing in 1990 and

holds an executive MBA from the China Europe International Business School in 2002.

		Principal Occupation, Business or Employment(1)
		Vice Chairman and Executive Vice President of Ganfeng Lithium.
		Director Status: Independent(3) Board/Committee Membership:	2016 Attendance:		Other Public Company Board Membership:
					Company:	Since:
		Board	N/A	N/A	Ganfeng Lithium Corp.	2006
					International Lithium Corp.	2011
Common Shares Beneficially Owned, Controlled or Directed:(1)(2)(10)				Value of Equity at Risk:
Year	Common Shares	Total Market Value of Common Shares(4)		Common Shares(4)	Unexercised Options(5)	Total
N/A

Chaiwat Kovavisarach Bangkok, Thailand Director Since: N/A Areas of Experience: Lithium Industry Mining Industry Financial Acumen International Business Managing/Leading Growth

Mr. Kovavisarach is the President and Chief Executive Officer of Bangchak Corporation Public Company Limited. Prior to this position, Mr. Kovavisarach acted as an advisor to Avantgarde Capital Company Limited.

Mr. Kovavisarach has a Master of Business Administration from Thammasat University, Thailand, and a Master of Engineering from Asian Institute of Technology, Thailand and a Bachelor of Engineering (Honors) from King Mongjut’s Institute of Technology Ladkrabang, Thailand.

	Principal Occupation, Business or Employment(1)
	President and Chief Executive Officer of Bangchak Corporation Public Company Limited since January 2015; Advisor to Avantgarde Capital Company Limited from 2007 to 2014.
	Director Status: Independent(3) Board/ Committee Membership:	2016 Attendance:		Other Public Company Board Membership:
				Company:	Since:
	Board	N/A	N/A	Bangchak Corporation	2012
				Public Company Limited
				Nido Petroleum Limited	2014
				BCPG Public Company	2015
				Limited
Common Shares Beneficially Owned, Controlled or Directed:(1)(2)(11)				Value of Equity at Risk:
Year	Common Shares	Total Market Value of Common Shares(4)	Common Shares(4)	Unexercised Options(5)	Total
N/A

Jonathan Evans Georgia, USA Director Since: June 2017 Areas of Experience: Lithium Industry Mining Industry Financial Acumen International Business Managing/Leading Growth

Mr. Evans has more than 20 years of operations and general management experience across businesses of various sizes and industry applications. Previously, he served as Vice President and GM for the Lithium Division at FMC Corporation. Mr. Evans is currently the Chief Operating Officer of DiversiTech Corporation, a company of the private equity group, Permira. Mr. Evans has also held executive management roles at Arysta LifeScience, AMRI Corporation and General Electric.

He holds a bachelor of science degree in mechanical engineering from Clarkson University and an MS in Business Management from Rensselaer Polytechnic Institute.

Principal Occupation, Business or Employment(1)

Chief Operating Officer of DiversiTech Corporation since March 2016; EVP Global Operations/Supply Chain of Arysta LifeScience from June 2013 to March 2016 and Interim CEO from July 2015 to February 2016; Vice President and General Manager CE Minerals of Imerys SA from January to June 2013; Vice President and General Manager of the Lithium Division of FMC Corporation from August 2008 to January 2013.

	Director Status: Independent(3) Board/Committee Membership:	2016 Attendance:		Other Public Company Board Membership:
				Company:	Since:
	Board	N/A	N/A	N/A	N/A
Common Shares Beneficially Owned, Controlled or Directed:(1)(2)			Value of Equity at Risk:
Year	Common Shares	Total Market Value of Common Shares(4)	Common Shares(4)	Unexercised Options(5)	Total
N/A

Gary M. Cohn Ontario, Canada Director Since: June 2017 Areas of Experience: Business Law Corporate Development Financial Acumen International Business

Mr. Cohn had a lengthy career with Magna International Inc. which began in 1989. His roles with Magna included overseeing the mergers and acquisitions function, serving as in-house legal counsel and acting as corporate secretary. From 2000 to 2004, Mr. Cohn held the position of Vice-President, Special Projects with Magna Entertainment Corp. During his career, he also practiced corporate and securities law with two large national law firms in Canada. Since his retirement from Magna, Mr. Cohn has worked as an independent consultant on corporate development matters and served as an independent director. He was a member of the Board of Directors of the former Lithium Americas Corp. from 2014 until its merger with the Company.

Mr. Cohn holds a Bachelor of Mathematics degree from the University of Waterloo, a Master of Business Administration degree from York University, and a Juris Doctor degree from Osgoode Hall Law School.

Principal Occupation, Business or Employment(1)
Consultant on corporate development matters since July 2015; Vice-President, Mergers and Acquisitions of Magna International Inc. from May 2009 to June 2015.
	Director Status: Independent(3) Board/Committee Membership:	2016 Attendance:		Other Public Company Board Membership:
				Company:	Since:
	Board Audit Committee	N/A N/A	N/A N/A	N/A	N/A
Common Shares Beneficially Owned, Controlled or Directed:(1)			Value of Equity at Risk:
Year	Common Shares	Total Market Value of Common Shares(4)	Common Shares(4)	Unexercised Options and RSRs	Total
2017	24,459	C$21,524	C$21,524	nil	C$21,524

Notes:

(1)

The information as to principal occupation, business or employment and Common Shares beneficially owned, controlled or directed by a nominee is not within the knowledge of the management of the Company and has been furnished by the nominee.

(2)	Does not include unissued Common Shares issuable upon the exercise of incentive stock options.
(3)	“Independent” refers to the standards of independence established under National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”).
(4)

“Total Market Value” for 2017 (2016) is calculated by multiplying the Canadian dollar closing price of the Common Shares on the Toronto Stock Exchange (“TSX”) on June 27, 2017 (February 9, 2016) of C$0.88 (C$0.39) by the number of Common Shares held by the nominee as of those dates.

(5)

The “Value of Unexercised Options” is calculated on the basis of the difference between the closing price of the Common Shares on the TSX on June 27, 2017 of C$0.88 and the exercise price of the options multiplied by the number of unexercised options on the TSX. The market values of “Unvested RSRs” and “Unvested DSUs” were calculated on the basis of the closing price of the Common Shares on the TSX on June 27, 2017 of C$0.88.

(6)	Mr. Rubacha joined the Board in March 2016. Messrs. Evans and Wang joined the Board on June 7, 2017 and Mr. Cohn joined the Board on June 28, 2017.
(7)	Mr. Ireland is the sole shareholder of Geologic Resource Partners LLP, a shareholder of the Company holding approximately 8.3% of the Common Shares.
(8)	These shares are held indirectly through Geologic Resource Partners LLC, a company wholly owned by Mr. Ireland.
(9)	This includes 242,223 Common Shares held by Mr. Kanellitsas’ spouse.
(10)	Mr. Wang Xiaoshen is an affiliate of GFL Lithium Co., Ltd., a shareholder of the Company holding approximately 19.4% of the Common Shares.
(11)	Mr. Kovavisarach is an affiliate of BCP Innovation Pte Ltd., a shareholder of the Company holding approximately 5.3% of the Common Shares.
(12)	Mr. Rubacha was an independent director until he was appointed President, South American Operations of the Company in May 2017.

The Company does not have an executive committee of its Board.

Investor Rights Agreement

As a result of Ganfeng Lithium’s shareholding, it was granted the right to nominate one director to the Board as long as it owns not less than 15% of the Common Shares. Ganfeng Lithium’s nominee to the Board is Wang Xiaoshen, who was initially appointed to the Board on June 7, 2017.

Majority Voting Policy

The Company has adopted a majority voting policy for non-contested meetings (the “Majority Voting Policy”). Pursuant to the Majority Voting Policy each nominee must stand for election individually, and directors are not entitled to be elected pursuant to a slate. The Majority Voting Policy specifies that, if a nominee receives a majority of “withheld” votes, as opposed to a majority of votes in favour of his or her election, the individual is deemed to have tendered his or her resignation from the Board, notwithstanding that the individual may have been technically elected to the Board under the BCBCA. Upon tender of such resignation, the Board maintains a residual discretion to refuse the resignation, upon the recommendation of the Nominating and Corporate Governance Committee, within 90 days following the date of the election. A decision regarding such a process must be disclosed by press release.

Advance Notice for Additional Director Nominations

The Articles of the Company include “Advance Notice Provisions”, which impose procedural requirements for the election of directors. The Advance Notice Provisions state that, in addition to those individuals proposed for election by the board, a registered or beneficial shareholder can propose the nomination of additional individuals for election as directors if the requisite notice and information are provided and the nominee(s) sign applicable representation and agreement(s). In the case of this Meeting, a shareholder would need to undertake the following in order to properly nominate one or more individuals for election as director at the Meeting:

(a)	provide to the Company on or before July 15, 2017:

(i)	a notice setting out, for each nominee,

A.	the name, address and principal occupation;

B.	the number of shares owned beneficially or of record or controlled;

C.	a statement regarding independence pursuant to National Instrument 52- 110 Audit Committees (“NI 52-110”); and

D.	any other information that would be required in a dissident proxy circular;

(ii)

a notice setting out any information about the nominating shareholder equivalent to that in a dissident proxy circular, including the number of shares controlled or owned beneficially or of record; and

(b)	deliver to the Company a representation and agreement in a form reasonable required by the Company for each nominee on or before the Meeting.

Corporate Cease Trade Orders or Bankruptcies

No director, or proposed director, of the Company is, or within the ten years prior to the date of this Circular has been, a director or executive officer of any company, including the Company that:

(a)

while that person was acting in that capacity was the subject of a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days; or

(b)

was subject to an event that resulted, after the director ceased to be a director or executive officer of the company being the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days.

No director, or proposed director, of the Company is, or within the ten years prior to the date of this Circular has been, a director or executive officer of any company, including the Company, that while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Individual Bankruptcies

No director, or proposed director, of the Company has, within the ten years prior to the date of this Circular, become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

EXECUTIVE COMPENSATION

Named Executive Officers

For the purposes of this Circular, a Named Executive Officer (“NEO”) of the Company means each of the following individuals:

(a)	the chief executive officer (“CEO”) of the Company;

(b)	the chief financial officer (“CFO”) of the Company;

(c)

each of the Company’s three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at December 31, 2016 whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) of Form 51-102F6 Statement of Executive Compensation, for that financial year; and

(d)

each individual who would be an NEO under paragraph (c) above but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at December 31, 2016.

During the year ended December 31, 2016, the Company had five (5) NEOs being: (i) Thomas Hodgson, Chief Executive Officer; (ii) John Kanellitsas, President and Vice-Chairman; (iii) Eduard Epshtein, CFO; (iv) David Deak, Chief Technical Officer (“CTO”); President, Lithium Nevada Corp.; and (v) Franco Mignacco, President, Minera.

Compensation Discussion and Analysis (“CD&A”)

The Board has established a Compensation and Benefits Committee (the “Compensation Committee”) that is responsible for ensuring that the Company has in place an appropriate plan for executive compensation and for making recommendations to the Board with respect to the compensation of the Company’s executive officers. The Compensation Committee ensures that total compensation paid to all active NEOs is fair and reasonable and is consistent with the Company’s compensation philosophy. See “Schedule “A” – Corporate Governance Practices – Section 7 Compensation” for additional details on the responsibilities, powers and operations of the Compensation Committee.

During the year ended December 31, 2016 the Compensation Committee was comprised of Nicole Adshead-Bell, Lenard Boggio and George Ireland, all of whom were independent directors of the Company and had the skills and experience necessary to enable them to deal with compensation matters. Due to the resignations of Dr. Adshead-Bell and Mr. Boggio on June 7, 2017, the Compensation Committee is currently comprised of George Ireland who has over 35 years of public company experience. Following the Meeting, at which the shareholders will have had an opportunity to consider and vote on the newly appointed proposed directors, the Board intends to convene and appoint two additional independent directors to the Compensation Committee.

The CD&A that follows outlines the Company’s executive compensation components and philosophies.

Executive Compensation Philosophy and Objectives

The Company’s principal goal is to create value for its shareholders. The Company’s compensation philosophy reflects this goal, and is based on the following fundamental principles:

1.	Compensation must align with the interests of the Company’s shareholders – the goal of the executive officers should be to maximize long-term shareholder value;

2.	Compensation must be performance sensitive – compensation for executive officers should be linked to the Company’s operating and market performance; and

3.

Compensation should be competitive to attract and retain talent – the compensation provided to the Company’s executive officers should be competitive with the market in order to retain existing members of the management team who are performing according to their objectives and to attract new individuals of the highest calibre.

In October 2015, the Company’s Compensation Committee engaged Roger Gurr and Associates (“RG&A”), an executive compensation consulting firm, to review executive and director compensation. The report recommended establishing long-term incentive plans such as restricted share rights and increasing director fees, which recommendations were addressed during the fiscal year ended December 31, 2016.

The Company’s Compensation Committee implemented a formal compensation program for its CEO and President with set benchmarks and weighting for the purpose of quantifying the annual bonus. The annual bonus of up to 100% of annual salary can be awarded upon achieving the following key performance indicators:

Share price performance	25%
Capital discipline and budgeting process	10%
Environmental and sustainability	7.5%
Health & safety	7.5%
Human resources	5%
Projects advancement	30%
Board discretion	15%
Total:	100%

The Company designed its executive compensation program to encourage, compensate and reward employees on the basis of individual and corporate performance, and to align the interests of executive officers with the interest of shareholders.

This alignment of interests is achieved by making long-term equity-based incentives a significant component of executive compensation (on the assumption that the performance of the Common Share price over the long-term is an important indicator of long-term performance). As part of the adoption of a formal compensation program, in 2016 the Company adopted a new equity incentive plan. See “Securities Authorized for Issuance Under Equity Compensation Plans”.

The Company is dependent on individuals with specialized skills and knowledge related to the exploration for and development of mineral prospects, corporate finance and management. The mineral exploration and development industry is competitive and active for executive officers and other employees. Therefore, the Company seeks to attract, retain and motivate highly skilled and experienced executive officers by providing competitive compensation.

Prior to making its recommendations to the Board, the Compensation Committee reviews data related to the compensation programs of companies that are similar in size to the Company and operate within the mining exploration and development industry. The purpose of this process is to:

(a)	understand the competitiveness of current pay levels for each of the Company’s executive positions relative to companies with similar revenues and business characteristics;

(b)	identify and understand any discrepancies that may exist between the Company’s compensation levels and market compensation levels; and

(c)	establish a basis for developing salary adjustments and incentive awards for the Compensation Committee’s recommendation to the Board.

Executive Compensation-Related Fees

The fee for the engagement of RG&A was C$23,400, which amount was paid during the financial year ended December 13, 2016. There were no other fees paid, or consultants previously engaged during the two most recently completed financial years for the services related to determining compensation.

All Other Fees

RG&A was not engaged to provide any other services to the Company.

Elements of Executive Compensation

The Company utilizes a combination of both fixed and variable compensation to motivate executives to achieve overall corporate goals. The Board, acting on the review and recommendation of the Compensation Committee, has implemented three levels of compensation to align the interests of the executive officers with those of the shareholders. First, executive officers are paid a monthly consulting fee or salary. Second, the Board awards executive officers long-term incentives in the form of equity incentives. Finally, the Board may award cash or share bonuses for performance that results in a significant increase in shareholder value.

Base salary comprises the portion of executive compensation that is fixed, whereas equity incentives and cash or share bonuses represent compensation that is “at risk” and thus may or may not be paid to the respective executive officer depending on: (i) whether the executive officer is able to meet or exceed his or her applicable performance expectations; (ii) market performance of the Common Shares; and (iii) the Company’s liquidity and ability to raise further capital in the prevailing economic environment.

No specific formulae have been developed to assign a specific weighting to each of these components. Instead, the Compensation Committee reviews each element of compensation for market competitiveness, and it may weigh a particular element more heavily based on the respective NEO’s role and responsibilities within the Company. The focus is on remaining competitive in the market with respect to “total compensation” as opposed to within any one component of executive compensation.

For the financial year ended December 31, 2016, the three basic components of executive officer compensation were:

(a)	base salary;

(b)	incentive based awards (long-term compensation); and

(c)	cash bonus awards.

As part of the adoption of a formal compensation program, in 2016 the Company has adopted a new equity incentive plan. See “Securities Authorized for Issuance Under Equity Compensation Plans”.

Compensation for the most recently completed financial year should not be considered an indicator of expected compensation levels in future periods. All compensation is subject to and dependant on the Company’s financial resources and prospects.

Base Salary

The Compensation Committee and the Board approve the salary ranges for the active NEOs. Base salaries are set with the goal of being competitive with corporations of a comparable size and at the same stage of development, thereby enabling the Company to compete for and retain executive officers critical to the Company’s long-term success. In determining the base salary of an executive officer, the Compensation Committee places equal weight on the following criteria:

(a)	the particular responsibilities related to the position;

(b)	salaries paid by comparable businesses;

(c)	the experience level of the executive officer; and

(d)	his or her overall performance or expected performance (in the case of a newly hired executive officer).

The Compensation Committee makes an assessment of these criteria, and using this information together with budgetary guidelines and other internally generated planning and forecasting tools, performs an annual assessment of the compensation of all executive officer and employee compensation levels.

Effective January 1st 2016 to December 31, 2016, certain executive officers of the Company agreed to participate in a salary deferral program. Pursuant to the program, the executive officers received 20% to 40% of their base salary in the form of restricted share rights (“RSRs”). The deferral program was designed to preserve the Company’s liquidity.

Equity Incentive Based Awards (Long-Term Compensation)

The Compensation Committee believes that it is important to award incentive stock options as part of an overall compensation package. Encouraging its executive officers and employees to become shareholders is, in the committee’s view, an efficient way to align their interests with those of shareholders.

On December 15, 2015, the Board, on the recommendation of the Committee, adopted a broader form of equity incentive plan (the “Plan”) that permits the Company to award stock options to its executives and directors, RSRs to its executives and directors and deferred share units (“DSUs”) to its directors. The Plan was subsequently approved by shareholders of the Company at the annual general meeting held on March 30, 2016. Effective August 15, 2016, the Board made certain non-substantive amendments to the Plan, as it pertained to United States participants under the Plan. The Company believes that following the transaction with former Lithium Americas Corp. it required an updated equity incentive plan to reflect the growing size and scope of the Company’s employee base and operations. The addition of DSUs and RSRs to the Company’s overall equity incentive plan allows it to accommodate different levels of management and directors while maintaining the alignment of interest inherent in employees and directors holding an equity stake in the Company.

To provide the Company with the increased flexibility to grant equity incentives, the Plan shifted the maximum number of Common Shares issuable thereunder from a fixed number to a rolling plan whereby the maximum number of shares issuable is tied to the Company’s total issued and outstanding share capital.

The Compensation Committee from time to time determines the stock option, RSR and DSU grants to be made pursuant to the Plan. Previous grants of stock option, RSRs and DSUs are taken into account when considering new grants. During the fifteen month financial year ended December 31, 2016, the Company granted the following stock options, RSRs and DSUs to its NEOs and directors:

NEO/Directors	Number of Stock Options	Number of RSRs	Number of DSUs	Exercise Price of Stock Options	Expiry/Conversion Date (1) Stock Options; (2) RSR’s; (3) DSU’s
George Ireland, Chairman	600,000	Nil	19,947	C$0.47	(1) March 30, 2021 (2) N/A (3) Upon separation from the Company
Thomas Hodgson, CEO	500,000	631,383	Nil	C$0.47	(1) March 30, 2021 (2) 231,383 on March 30, 2016; 200,000 on March 30, 2017 and 200,000 on March 30, 2018 (3) N/A
John Kanellitsas, Vice-Chairman and President	500,000	634,473	Nil	C$0.47	(1) March 30, 2021 (2) Earlier of a change of control and Mr. Kanellitsas’ separation from the Company (3) N/A

Eduard Epshtein, CFO	325,000 and 250,000	223,936	Nil	C$0.30 and C$0.47	(1) October 5, 2020 and March 30, 2021 (2) March 30, 2016 (3) N/A

David Deak, CTO and President of Lithium Nevada Corp.	500,000	350,000	Nil	C$0.75	(1) May 1, 2021 (2) 150,000 on May 1, 2016, 100,000 on November 1, 2016 and 100,000 on May 1, 2017 (3) N/A

Franco Mignacco, President of Minera	500,000	631,026	Nil	C$0.47	(1) March 30, 2021 (2) 231,026 on March 30, 2016; 200,000 on March 30, 2017 and 200,000 on March 30, 2018 (3) N/A

Gabriel Rubacha, Director and President, South American Operations	200,000	Nil	Nil	C$0.47	(1) March 30, 2021 (2) N/A (3) N/A

Nicole Adshead-Bell, Former Director	200,000	Nil	Nil	C$0.47	September 5, 2017

Lenard Boggio, Former Director	200,000	Nil	Nil	C$0.47	September 5, 2017

Bonus awards

The Compensation Committee approves the bonus awards for each of the active NEOs. Bonus awards are set with the goal of retaining executive officers critical to the Company’s long-term success. In determining bonus awards for each NEO, the Compensation Committee considers:

(a)	the particular responsibilities related to the NEO’s position;

(b)	his or her overall performance during the fiscal year; and

(c)	the Company’s overall performance during the fiscal year.

Bonus awards are discretionary and may or may not be granted depending on relevant prevailing factors in any given year. In particular, the Compensation Committee makes an assessment of the above-noted criteria on an annual basis, and using this information together with budgetary guidelines and other internally generated planning and forecasting tools, determines the appropriate bonus award for each NEO.

Other Compensation Objectives

While it has not been a formal requirement of the Company, NEOs are encouraged to hold a share ownership position in the Company. The Company does not have a policy to recoup or claw back incentive compensation based on achieving performance targets that were later restated as the Company at this stage does not base incentive plan compensation on the achievement of objective metrics. While there is an expectation that NEOs and directors not engage in short-term or speculative transactions involving the Company’s securities, including purchasing financial instruments (including for greater certainty, variable forward contracts, equity swaps, collars or units of exchange funds) that are designed to hedge or offset a decrease in the market value of the Company’s securities granted as compensation or held, directly or indirectly by an NEO or director, the Company does not have a policy in place explicitly prohibiting such transactions.

Management of Risks

The Compensation Committee and the Board regularly assess the implications of the risks associated with the Company’s compensation policies and practices. The Compensation Committee maintains sufficient discretion and flexibility in implementing compensation decisions such that unintended consequences in remuneration can be minimized, while still being responsive to market influences in a competitive environment. Through the Compensation Committee Charter, the Compensation Committee has sole authority to retain consultants to assist it in the evaluation of compensation of senior management and directors. The Company has policies in place to mitigate compensation policies and practices that could encourage NEOs to take inappropriate and excessive risk. All material contracts and agreements have to be approved by the Board. The Board approves annual and capital budgets and all unbudgeted expenditures and commitments over US$250,000.

Performance Graph

The graph and table on the following page compares the cumulative shareholder return on a $100 investment in Common Shares to a similar investment in companies comprising the S&P/TSX Composite Index, including dividend reinvestment, for the period from September 30, 2011 to December 31, 2016:

Note: The Company changed its fiscal year end from September 30 to December 31, effective in 2016.

As shown in the foregoing graph, during the fifteen-month fiscal year ended December 31, 2016, the Company’s performance was better than that of the S&P/TSX Composite Index. The Company believes that the positive political and economic climate change in Argentina, advancement of the Cauchari-Olaroz project to the development stage and increase in demand and market price for lithium contributed to the increase in the Company’s share price.

The trend in overall compensation paid to the Company’s executive officers over the past three years has not directly tracked the performance of the market price of the Common Shares, or the S&P/TSX Composite Index. Given the Company’s stage of development share price is very volatile, and is currently not a significant factor in cash compensation consideration. The value of long-term incentive compensation in the form of stock options is influenced by the Company’s share price performance.

Option Based Awards

The Plan provides for the grant of incentive stock options to directors, executive officers and key employees and consultants of the Company and its subsidiaries. This equity incentive component is a key part of the executives’ overall compensation package, reflecting the Company’s belief that stock options offer an effective mechanism for incentivizing management and aligning the interests of executive officers with those of shareholders. Since incentive stock options are not granted at a discount to the prevailing market price of the Common Shares, the incentive stock options granted to the Company’s executive officers accrete value only when the market price of such shares increases, thereby linking equity-based executive compensation to shareholder returns.

The Compensation Committee determines the ranges of stock option grants for each level of executive officer, the key employees to whom it recommends that grants be made, and the terms and conditions of the options forming part of such grants, and makes recommendations to the Board accordingly. Individual grants are determined by an assessment of an individual’s current and expected future performance, level of responsibilities and the importance of the position and contribution to the Company. The existing number and terms of the outstanding options are taken into account when granting new options. The exercise price, which can be no less than the market price (as defined in the TSX Company Manual), the term, up to a maximum of 5 years, and vesting provisions, if any, will be determined by the Board, on the recommendation of the Compensation Committee.

The number of stock options which may be issued under the Plan is equal to 10% of the Company’s issued and outstanding Common Shares from time to time. The Company cannot increase such percentage without shareholder approval.

Summary Compensation Table

The following table sets forth all direct and indirect compensation for, or in connection with, services provided to the Company and its subsidiaries for the financial years ended December 31, 2016 (noting that this financial year was for a fifteen month period from October 1, 2015 to December 31, 2016), September 30, 2015 and September 30, 2014 in respect of each NEO.

Non-equity incentive plan compensation (US$)
Name and Principal position	Year(1)	Salary (US$) (7)	Share- based awards (US$)(6) (7)	Option- based awards (US$)(4) (7)	Annual incentive plans	Long- term incentive plans	Pension value (US$)	All other compensation (US$)(5)	Total compensation (US$)

Thomas Hodgson(2) CEO	2016 2015 2014	$327,994 $16,217 N/A	$218,904 N/A N/A	$101,700 Nil Nil	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil	$648,598 $16,217 Nil

John Kanellitsas(2) President and Vice-Chairman	2016 2015 2014	$350,080 $22,852 N/A	$218,904 N/A N/A	$101,700 N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil	$670,684 $22,852 N/A

Eduard Epshtein(3) CFO	2016 2015 2014	$230,956 $183,563 $160,432	$72,968 N/A N/A	$89,850 Nil $63,303	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	Nil $73,427 Nil	$393,774 $256,990 $223,735

David Deak	2016	$183,333	$174,326	$154,451	N/A	N/A	N/A	N/A	$512,110
CTO; President,	2015	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Lithium Nevada
Corp.	2014	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Franco	2016	$247,712	$218,904	$101,700	N/A	N/A	N/A	Nil	$568,316
Mignacco(2)
President,	2015	$18,927	N/A	N/A	N/A	N/A	N/A	Nil	$18,927
Minera	2014	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Notes:

(1)

Financial year end for fifteen months ended December 31, 2016, years ended September 30, 2015 and September 30, 2014. The Company changed its fiscal year end from September 30 to December 31, effective 2016.

(2)	Messrs. Hodgson, Kanellitsas and Mignacco are also directors of the Company, and receive $Nil fees in connection therewith.
(3)

As a result of Mr. Epshtein’s secondment to Concordia Resource Corp. (now Kaizen Discovery Inc.), the Company was only responsible for a portion of Mr. Epshtein’s salary during the fiscal years ended September 30, 2014 and those figures provided above reflect that portion of Mr. Epshtein’s salary to the Company in that year.

(4)

This column includes the grant date fair value of all options granted and vested during the year. All grant date fair values equal the accounting fair values determined for financial reporting purposes in accordance with International Financial Reporting Standards 2 (“IFRS 2”), Share-based Payment. The fair values were estimated using the Black-Scholes valuation model with the assumptions as described in the Note 9 to the Company’s consolidated financial statements for the year ended December 31, 2016. The grant date fair value is not necessarily the value of the option to the individual over time, or the value that might ultimately be derived from the exercise of such options. The Black-Sholes option pricing model has been used to determine grant date fair value due to its wide acceptance across industry as an options valuation model, and because it is the same model the Company uses to value options for financial reporting purposes. The stock options granted to the Company’s NEOs vest over a period of 18 months (25% on the grant date and 25% every 6 months thereafter) in accordance with the minimum vesting requirements of the Plan. Each tranche in an award is considered a separate award with its own vesting period and grant date fair value. Fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model. Compensation expense is recognized over the tranche’s vesting period based on the number of awards expected to vest. The number of awards expected to vest is reviewed at least annually with any impact being recognized immediately.

(5)	Other compensation consists of cash bonuses paid to NEOs during the periods.
(6)

During the fifteen-month period ended December 31, 2016, the Company implemented the Plan that allows the grant of RSRs and DSUs. The amount of equity-settled payment arrangements is recorded in accordance with IFRS 2 and is based on the estimated fair value at the grant date and charged to earning over the vesting period.

(7)

Thomas Hodgson’s salary was denominated in C$ until May 2016 at which time it became denominated in US$. Eduard Epshtein’s salary was also paid in C$ until May 2016 at which time it became denominated in US$. Average foreign exchange rate for the period as published by Bank of Canada was used for the conversion of C$ to US$. The same foreign exchange conversion method was used for conversion of share-based awards and option-based awards. The average rates to exchange US$1 into C$ currency were as follows: Q1/16: 1.34; Q2/16 1.37, Q3/16: 1.29; Q4/16: 1.30; Q5/16: 1.33; Q1/15: 1.14, Q2/15: 1.24; Q3/15: 1.23; Q4/15: 1.31; Q1/14: 1.05; Q2/14: 1.10; Q3/14: 1.09; Q4/14: 1.09.

Significant factors necessary to understand the information disclosed in the Summary Compensation Table above are as follows:

Fair Value of Stock Option Grants, RSRs and DSUs

The Company grants stock options to buy Common Shares to directors, officers, employees and service providers. The fair value of stock options granted by the Company is treated as compensation costs in accordance with IFRS 2, Share-based Payment.

Each tranche in an award is considered a separate award with its own vesting period and grant date fair value. Fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model.

In March 2016 the Company implemented the Plan that allows the grant of RSRs and DSUs. The cost of equity-settled payment arrangements is recorded based on the estimated fair value at the grant date and charged to earning over the vesting period.

Employment Agreements

The Company has entered into employment agreements with each of its NEOs. The agreements specify the terms and conditions of employment, the duties and responsibilities of the executive during this term, the compensation and benefits to be provided by the Company in exchange for the executive’s services and the compensation and benefits to be provided by the Company in the event of a termination of employment.

Set forth below is a summary of the significant terms of the employment agreement or arrangement of each of the Company’s NEOs.

Employment Agreement – Chief Executive Officer

Pursuant to an executive employment agreement between the Company and Mr. Hodgson dated effective May 1, 2016 (the “Hodgson Agreement”), Mr. Hodgson is employed as Chief Executive Officer of the Company with annual salary of US$300,000. The Company reimburses Mr. Hodgson for all reasonable travel and other out-of-pocket expenses incurred in connection with carrying out his duties as CEO.

For information regarding the termination provisions of the Hodgson Agreement, please refer to the disclosure under the heading “Termination and Change of Control Benefits”.

Employment Agreement – President and Vice-Chairman

Pursuant to an executive employment between the Company and Mr. Kanellitsas dated effective May 1, 2016 (the “Kanellitsas Agreement”), Mr. Kanellitsas is employed as President and Vice-Chairman of the Company with the base annual salary of US$300,000. The Company reimburses Mr. Kanellitsas for all reasonable travel and other out-of-pocket expenses incurred in connection with carrying out his duties as President and Vice-Chairman.

For information regarding the termination provisions of the Kanellitsas Agreement, please refer to the disclosure under the heading “Termination and Change of Control Benefits”.

Employment Agreement – Chief Financial Officer

Pursuant to an employment agreement between the Company and Mr. Epshtein dated effective December 1, 2010, as amended by a letter agreement between the Company and Mr. Epshtein dated October 15, 2012 and by an amendment agreement dated effective March 10, 2014 (collectively the “Epshtein Agreement”), Mr. Epshtein is employed as the CFO of the Company. Effective March 1, 2011 Mr. Epshtein’s base annual salary was increased from C$180,000 to C$200,000 and effective September 1, 2014 it was increased from C$200,000 to C$225,000. Effective May 1, 2016 Mr. Epshtein’s base annual salary was changed to US$200,000 and increased to US$220,000 effective May 1, 2017. The Company also reimburses Mr. Epshtein for all reasonable travel and other out-of-pocket expenses incurred in connection with carrying out his duties as CFO.

During the fiscal year ended September 30, 2014, Mr. Epshtein was seconded to Concordia Resources Corp. (now Kaizen Discovery Inc.) for whom he also provided services as CFO. As a result, the Company only paid one half of Mr. Epshtein’s annual base salary from Oct 1, 2014 to December 4, 2014 at which time his secondment to Concordia Resource Corp. ended and the Company resumed the obligation for paying his entire base annual salary.

For information regarding the termination provisions of the Epshtein Agreement, please refer to the disclosure under the heading “Termination and Change of Control Benefits”.

Employment Agreement – Chief Technical Officer; President, Lithium Nevada Corp.

Pursuant to an executive employment agreement between the Company and Mr. Deak dated effective April 29, 2016 (the “Deak Agreement”). Mr. Deak is employed as CTO of the Company and President of Lithium Nevada Corp. with the base annual salary of US$275,000. The Company reimburses Mr. Deak for all reasonable travel and other out-of-pocket expenses incurred in connection with carrying out his duties as CTO and President of Lithium Nevada Corp.

For information regarding the termination provisions of the Deak Agreement, please refer to the disclosure under the heading “Termination and Change of Control Benefits”.

Employment Agreement – President, Minera

Pursuant to an agreement between the Company and Mr. Mignacco dated effective July 17, 2014 (the “Mignacco Agreement”), Mr. Mignacco is employed as President of Minera with annual compensation of US$225,000. Effective April 1, 2016 and upon formation of the joint venture with SQM, the Company’s portion of Mr. Mignacco’s salary was US$157,500, which amount was increased to US$182,500 effective May 1, 2016. The Company reimburses Mr. Mignacco for all reasonable travel and other out-of-pocket expenses incurred in connection with carrying out his duties as director of the Company.

For information regarding the termination provisions of the Mignacco Agreement, please refer to the disclosure under the heading “Termination and Change of Control Benefits”.

INCENTIVE PLAN AWARDS

Outstanding Share Based Awards and Option Based Awards

The following table sets forth information concerning all awards outstanding under incentive plans of the Company at the end of the most recently completed financial year ended December 31, 2016 (noting that this financial year was for a fifteen month period from October 1, 2015 to December 31, 2016), including awards granted before the most recently completed financial year, to each of the NEOs.

	Option- based Awards(2)					Share- based Awards
Name	Number of securities underlying unexercised options (#)		Option exercise price (C$)	Option expiration date	Value of unexercised in- the-money options (C$)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested (C$)(3)	Market or payout value of share- based awards not paid out or distributed (C$)(3)
Thomas Hodgson	500,000		0.47	Mar. 30, 2021	165,000	Nil	Nil	Nil
CEO	177,525	(2)	0.337	Feb. 12, 2020	82,194
	1,499,100	(2)	0.286	July 16, 2019	770,537
John Kanellitsas	500,000		0.47	Mar. 30, 2021	165,000	634,473	507,578	Nil
President and Vice-	177,525		0.337	Feb. 15, 2020	82,194
Chairman	1,104,600	(2)	0.286	Jul. 16, 2019	567,764
	552,300	(2)	0.375	Apr. 18, 2019	234,728
Eduard Epshtein	250,000		0.47	Mar. 30, 2021	82,500	Nil	Nil	Nil
CFO	325,000		0.30	Oct. 5, 2020	162,500
	150,000		0.69	Aug. 15, 2019	16,500
	300,000		0.27	Oct. 21, 2018	159,000

	Option-based Awards(2)					Share-based Awards
Name	Number of securities underlying unexercised options (#)		Option exercise price (C$)	Option expiration date	Value of unexercised in- the-money options (C$)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested (C$)(3)	Market or payout value of share- based awards not paid out or distributed (C$)(3)
	200,000 75,000		0.16 0.27	Aug. 30, 2017 Jan. 3, 2017	128,000 39,750
David Deak CTO; President, Lithium Nevada Corp.	500,000		0.75	May 1, 2021	25,000	150,000	120,000	Nil
Franco Mignacco President, Minera	500,000 177,525 1,104,600 552,300	(2) (2)	0.47 0.337 0.286 0.375	Mar. 3, 2021 Feb. 12, 2020 Jul. 16, 2019 Apr. 19, 2019	165,000 82,194 567,764 234,728	400,000	320,000	Nil

Notes:

(1)

The value of unexercised “in-the-money options” is calculated on the basis of the difference between the closing price of the Common Shares on the TSX on December 31, 2016 of C$0.80 and the exercise price of the stock options.

(2)

Pursuant to the terms of the Arrangement Agreement between the Company and former Lithium Americas Corp. dated June 30, 2015, the options to purchase common shares in former Lithium Americas Corp. held by Messrs. Hodgson, Kanellitsas and Mignacco were exchanged for options to purchase common shares in the Company. All other terms and conditions of these options including the term to expiry, vesting and conditions to and manner of exercising remained the same as was set out in the original option to purchase common shares in former Lithium Americas Corp.

(3)	The market value of unexercised share-based awards is calculated on the basis of the closing price of the Common Shares on the TSX on December 31, 2016 of C$0.80.
(4)

The Company’s audited consolidated financial statements for the year ended December 31, 2016 use C$ for reporting options and share-based rewards and the table above is consistent with the presentation in note 9 thereto.

Subsequent to the financial year end on April 4, 2017, the following NEOs were granted awards:

Name	Number of Awards Granted(#)(1) (2)	Exercise price (C$)	Expiration date (if applicable) (3)
Thomas Hodgson CEO	800,000 Stock Options(4) 300,000 Restricted Shares	0.98 0.98	April 4, 2022 N/A
John Kanellitsas President	800,000 Stock Options(4) 300,000 Restricted Shares (3)	0.98 0.98	April 4, 2022 N/A
Eduard Epshtein CFO	150,000 Stock Options 180,000 Restricted Shares	0.98 0.98	April 4, 2022 N/A
David Deak CTO; President, Lithium Nevada Corp.	100,000 Stock Options 150,000 Restricted Shares	0.98 0.98	April 4, 2022 N/A
Franco Mignacco President, Minera	250,000 Stock Options 185,000 Restricted Shares	0.98 0.98	April 4, 2022 N/A

Notes:

(1)	Stock options vest as to 25% on the date of grant and 25% every 6 months thereafter.
(2)	Restricted Shares vest on the termination of a voting agreement between the awardee and BCP Innovation Pte Ltd. (“Bangchak”).
(3)	The earlier of a change of control and the awardee’s separation from the Company.
(4)

500,000 of these stock options vest as follows: (a) 62,500 upon successful closing of the Ganfeng Lithium/Bangchak financings substantially in accordance with the terms sheets and agreements disclosed in the Company’s press releases dated 17th of January and 19th of January 2017 and then 62,500 every six months thereafter until the 18th month; and (b) 62,500 upon first drawdown of debt provided by Ganfeng Lithium/Bangchak and then 62,500 every six months thereafter until the 18th month.

Incentive Plan Awards – Value Vested or Earned During the Year

The Company does not have any incentive plans, pursuant to which compensation that depends on achieving certain performance goals or similar conditions within a specified period is awarded, earned, paid or payable to the NEOs.

The following table sets forth details of the value of all awards that vested during the financial year ended December 31, 2016 (noting that this financial year was for a fifteen month period from October 1, 2015 to December 31, 2016), for each of the NEOs:

Name	Option-based awards –Value vested during the year(1) (US$)	Share-based awards –Value vested during the year (US$)(2)	Non-equity incentive plan compensation –Value earned during the year (US$)
Thomas Hodgson CEO	110,050	296,750	N/A
John Kanellitsas President and Vice-Chairman	110,050	298,202	N/A
Eduard Epshtein CFO	110,212	105,250	N/A
David Deak CTO; President, Lithium Nevada Corp.	159,855	150,000	N/A
Franco Mignacco President, Minera	110,050	296,582	N/A

Notes:

(1)

The “value vested during the year” with respect to the stock options is calculated using the accounting fair values determined for financial reporting purposes in accordance with IFRS 2. The fair values were estimated using the Black-Scholes valuation model with the assumptions as described in the Note 9 to the Company’s consolidated financial statements for the year ended December 31, 2016.

(2)	The amount of equity-settled payment arrangements is recorded in accordance with IFRS 2 and is based on the estimated fair value at the grant date and charged to earning over the vesting period.

Other Compensation and Pension Benefits

The Company does not have any pension, retirement or deferred compensation plans, including defined benefit or defined contribution plans.

Termination and Change of Control Benefits

Neither the Company nor its subsidiaries have entered into any compensatory plan or arrangement in respect of compensation received or that may be received by any of the NEOs during the Company’s most recently completed or current financial year to compensate such executive officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in control that exceed the amounts generally payable under statutory or common law rules for notice of termination without cause or compensation in lieu thereof, other than as set out herein.

The Hodgson Agreement provides that: (i) Mr. Hodgson may terminate his employment upon sixty (60) days notice or upon providing written notice of termination for good reason (which includes, without limitation, failure of the Company to pay any amount due to Mr. Hodgson within fifteen (15) days of notice to the Company of such failure to pay, reduction in Mr. Hodgson’s title or duties or responsibilities, material adverse change in salary or benefits, or material breach by the Company of the Hodgson Agreement); (ii) the Company may terminate Mr. Hodgson’s employment for just cause; and (iii) the Company may terminate Mr. Hodgson’s employment without cause upon the payment to Mr. Hodgson of twelve (12) months’ (the “Hodgson Severance Period”) salary in a lump sum, the payment to Mr. Hodgson of any bonus that Mr. Hodgson would have earned during the Hodgson Severance Period, the continuation of benefits for Mr. Hodgson and payment to Mr. Hodgson of all outstanding vacation pay and other compensation earned. The Hodgson Agreement also provides that upon a Change of Control (as defined below), if within twelve (12) months of such Change of Control, Mr. Hodgson is terminated (other than for just cause) or Mr. Hodgson terminates his employment for good reason, the Company shall provide Mr. Hodgson with the same payments and benefits set forth in (iii) above, except that the Hodgson Severance Period will be twenty-four (24) months, instead of twelve (12) months. Payment of the foregoing amounts is conditional upon Mr. Hodgson executing a release in favour of the Company. Upon separation from the Company other than as a result of termination for cause, all unvested RSR’s held by Mr. Hodgson vest immediately and all stock options held by Mr. Hodgson terminate in accordance with the provisions of the Plan.

A “Change of Control” for the purposes of the Hodgson Agreement, the Kanellitsas Agreement, the Epshtein Agreement, the Deak Agreement and the Mignacco Agreement means, in respect of the Company: (i) if, as a result of or in connection with the election of directors, the people who were directors (or who were entitled under a contractual arrangement to be directors) of the Company before the election cease to constitute a majority of the Board, unless the directors have been nominated by management or approved of by a majority of the previously serving directors; (ii) any transaction at any time and by whatever means pursuant to which any person or any group of two or more persons acting jointly or in concert as a single control group or any affiliate (other than a wholly-owned subsidiary of the Company or in connection with a reorganization of the Company) or any one or more directors thereof hereafter “beneficially owns”(as defined in the BCBCA directly or indirectly, or acquires the right to exercise control or direction over, voting securities of the Company representing 50% percent or more of the then issued and outstanding voting securities of the Company, as the case may be, in any manner whatsoever; (iii)    the sale, assignment, lease or other transfer or disposition of more than 50% percent of the assets of the Company to a person or any group of two or more persons acting jointly or in concert (other than a wholly-owned subsidiary of the Company or in connection with a reorganization of the Company); (iv) the occurrence of a transaction requiring approval of the Company’s shareholders whereby the Company is acquired through consolidation, merger, exchange of securities involving all of the Company’s voting securities, purchase of assets, amalgamation, statutory arrangement or otherwise by any person or any group of two or more persons acting jointly or in concert (other than a short-form amalgamation of the Company or an exchange of securities with a wholly-owned subsidiary of the Company or a reorganization of the Company); or (v) any sale, lease, exchange, or other disposition of all or substantially all of the assets of the Company other than in the ordinary course of business.

The Kanellitsas Agreement provides that: (i) Mr. Kanellitsas may terminate his employment upon sixty (60) days notice or upon providing written notice of termination for good reason (which includes, without limitation, failure of the Company to pay any amount due to Mr. Kanellitsas within fifteen (15) days of notice to the Company of such failure to pay, reduction in Mr. Kanellitsas’ title or duties or responsibilities, material adverse change in salary or benefits, or material breach by the Company of the Kanellitsas Agreement); (ii) the Company may terminate Mr. Kanellitsas’ employment for just cause; and (iii) the Company may terminate Mr. Kanellitsas’ employment without cause upon the payment to Mr. Kanellitsas of twelve (12) months’ (the “Kanellitsas Severance Period”) salary in a lump sum, the payment to Mr. Kanellitsas of any bonus that Mr. Kanellitsas would have earned during the Kanellitsas Severance Period, the continuation of benefits for Mr. Kanellitsas and payment to Mr. Kanellitsas of all outstanding vacation pay and other compensation earned. The Kanellitsas Agreement also provides that upon a Change of Control, if within twelve (12) months of such Change of Control, Mr. Kanellitsas is terminated (other than for just cause) or Mr. Kanellitsas terminates his employment for good reason, the Company shall provide Mr. Kanellitsas with the same payments and benefits set forth in (iii) above, except that the Kanellitsas Severance Period will be twenty-four (24) months, instead of twelve (12) months. Payment of the foregoing amounts is conditional upon Mr. Kanellitsas executing a release in favour of the Company. Upon separation from the Company other than as a result of termination for cause, all unvested RSR’s held by Mr. Kanellitsas vest immediately and all stock options held by Mr. Kanellitsas terminate in accordance with the provisions of the Plan.

The Epshtein Agreement provides that: (i) Mr. Epshtein may terminate his employment upon sixty (60) days notice or upon providing written notice of termination for good reason (which includes, without limitation, failure of the Company to pay any amount due to Mr. Epshtein within fifteen (15) days of notice to the Company of such failure to pay, reduction in Mr. Epshtein’s title or duties or responsibilities, material adverse change in salary or benefits, or material breach by the Company of the Epshtein Agreement); (ii) the Company may terminate Mr. Epshtein’s employment for just cause; and (iii) the Company may terminate Mr. Epshtein’s employment without cause upon the payment to Mr. Epshtein’s of twelve (12) months’ (the “Epshtein Severance Period”) salary in a lump sum, the payment to Mr. Epshtein of any bonus that Mr. Epshtein would have earned during the Epshtein Severance Period, the continuation of benefits for Mr. Epshtein and payment to Mr. Epshtein of all outstanding vacation pay and other compensation earned. The Epshtein Agreement also provides that upon a Change of Control, if within twelve (12) months of such Change of Control, Mr. Epshtein is terminated (other than for just cause) or Mr. Epshtein terminates his employment for good reason, the Company shall provide Mr. Epshtein with the same payments and benefits set forth in (iii) above, except that the Epshtein Severance Period will be twenty-four (24) months, instead of twelve (12) months. Payment of the foregoing amounts is conditional upon Mr. Epshtein executing a release in favour of the Company. Upon separation from the Company other than as a result of termination for cause, all unvested RSR’s held by Mr. Epshtein vest immediately and all stock options held by Mr. Epshtein terminate in accordance with the provisions of the Plan.

The Deak Agreement provides that: (i) Dr. Deak may terminate his employment upon sixty (60) days notice or upon providing written notice of termination for good reason (which includes, without limitation, failure of the Company to pay any amount due to Dr. Deak within fifteen (15) days of notice to the Company of such failure to pay, reduction in Dr. Deak’s title or duties or responsibilities, material adverse change in salary or benefits, or material breach by the Company of the Deak Agreement); (ii) the Company may terminate Dr. Deak’s employment for just cause; and (iii) the Company may terminate Dr. Deak’s employment without cause upon the payment to Dr. Deak of twelve (12) months’ (the “Deak Severance Period”) salary in a lump sum, the payment to Dr. Deak of any bonus that Dr. Deak would have earned during the Deak Severance Period, the continuation of benefits for Dr. Deak and payment to Dr. Deak of all outstanding vacation pay and other compensation earned. The Deak Agreement also provides that upon a Change of Control, if within twelve (12) months of such Change of Control, Dr. Deak is terminated (other than for just cause) or Dr. Deak terminates his employment for good reason, the Company shall provide Dr. Deak with the same payments and benefits set forth in (iii) above, except that the Deak Severance Period will be twenty-four (24) months, instead of twelve (12) months. Payment of the foregoing amounts is conditional upon Dr. Deak executing a release in favour of the Company. Upon separation from the Company other than as a result of termination for cause, all RSR’s and stock options held by Dr. Deak terminate in accordance with the provisions of the Plan.

The Mignacco Agreement provides that: (i) Mr. Mignacco may terminate his employment upon sixty (60) days notice or upon providing written notice of termination for good reason (which includes, without limitation, failure of the Company to pay any amount due to Mr. Mignacco within fifteen (15) days of notice to the Company of such failure to pay, reduction in Mr. Mignacco’s title or duties or responsibilities, material adverse change in salary or benefits, or material breach by the Company of the

Mignacco Agreement); (ii) the Company may terminate Mr. Mignacco’s employment for just cause; and (iii) the Company may terminate Mr. Mignacco’s employment without cause upon the payment to Mr. Mignacco of twelve (12) months’ (the “Mignacco Severance Period”) salary in a lump sum, the payment to Mr. Mignacco of any bonus that Mr. Mignacco would have earned during the Mignacco Severance Period, the continuation of benefits for Mr. Mignacco and payment to Mr. Mignacco of all outstanding vacation pay and other compensation earned. The Mignacco Agreement also provides that upon a Change of Control, if within twelve (12) months of such Change of Control, Mr. Mignacco is terminated (other than for just cause) or Mr. Mignacco terminates his employment for good reason, the Company shall provide Mr. Mignacco with the same payments and benefits set forth in (iii) above, except that the Mignacco Severance Period will be twenty-four (24) months, instead of twelve (12) months. Payment of the foregoing amounts is conditional upon Mr. Mignacco executing a release in favour of the Company. Upon separation from the Company other than as a result of termination for cause, all RSR’s and stock options held by Mr. Mignacco terminate in accordance with the provisions of the Plan.

The following table discloses the estimated amounts payable to those NEOs under a termination without cause or upon the occurrence of a change of control (and assuming if necessary, that there was a termination of employment within 12 months of such change of control). Amounts disclosed in the table below assume that the NEO’s employment terminated and/or a change of control (or, as applicable, termination following the change of control) occurred on December 31, 2016:

Named Executive Officer	Termination by the Company US$	Payment due upon a Change of Control(1) US$
Thomas Hodgson CEO	$540,000	$1,080,000
John Kanellitsas President and Vice-Chairman	$565,000	$1,130,000
Eduard Epshtein Chief Financial Officer	$382,000	$770,000
David Deak CTO; President, Lithium Nevada Corp.	$359,000	$718,000
Franco Mignacco President, Minera	$348,000	$697,000

Notes:

(1)	The entitlement of the NEOs to payment upon a Change of Control is not necessarily in substitution for, and may be in addition to, amounts payable to such NEOs upon termination by the Company.
(2)	Amounts above include, among other things, amounts payable in lieu of bonuses that would have been earned during the applicable severance period.

DIRECTOR COMPENSATION

Director Compensation

The following table describes all amounts of compensation provided to the directors of the Company, who are not also NEOs, for the year ended December 31, 2016.

Director Name(1)	Fees Earned (US$)	Share- based awards (US$)(3)	Option- based awards (US$)(2)	Non-equity incentive plan compensation (US$)	Pension value (US$)	All other compensation (US$)	Total (US$)
George Ireland	3,000	55,572	122,054	N/A	N/A	N/A	180,626

Director Name(1)	Fees Earned (US$)	Share- based awards (US$)(3)	Option- based awards (US$)(2)	Non-equity incentive plan compensation (US$)	Pension value (US$)	All other compensation (US$)	Total (US$)
Lenard F. Boggio(2)	3,000	33,750	40,685	N/A	N/A	N/A	77,435
Nicole Adshead-Bell(2)	3,000	30,000	40,685	N/A	N/A	N/A	73,685
Gabriel Rubacha	12,100	30,000	40,685	N/A	N/A	N/A	82,785
John Macken(2)	15,125	22,355	20,342	N/A	N/A	N/A	57,822
Terry Krepiakevich(2)	12,824	—	18,082	N/A	N/A	N/A	30,906
William Haldane(2)	9,027	—	12,000	N/A	N/A	N/A	21,027
Ed Flood	—	—	12,000	N/A	N/A	N/A	12,000
Matthew Hornor	9,160	—	—	N/A	N/A	N/A	9,160

Notes:

(1)

For Messrs. Hodgson, Kanellitsas and. Mignacco refer to the Summary Compensation Table on page 23 of this Circular. Mr. Boggio and Dr. Adshead-Bell resigned on June 7, 2017 and Mr. Macken is not standing for re-election. Mr. Flood ceased to be a director on October 15, 2015. Messrs. Krepiakevich, Haldane and Hornor ceased to be directors on March 30, 2016.

(2)

This column includes the grant date fair value of all options granted during the year. All grant date fair values equal the accounting fair values determined for financial reporting purposes in accordance with International Financial Reporting Standards. The fair values were estimated using the Black-Scholes valuation model with the assumptions as described in Note 9 to the Company’s consolidated financial statements for the year ended December 31, 2016. The grant date fair value is not necessarily the value of the option to the individual over time, or the value that might ultimately be derived from the exercise of such options. The Black-Sholes option pricing model has been used to determine grant date fair value due to its wide acceptance across industry as an options valuation model, and because it is the same model the Company uses to value options for financial reporting purposes. The stock options granted to the Company’s directors vest over a period of 18 months (25% on the grant date and 25% every 6 months thereafter) in accordance with the minimum vesting requirements of the Plan.

(3)	The amount of share-based awards is recorded in accordance with IFRS 2 and is based on the estimated fair value at the grant date and charged to earning over the vesting period.

All directors are eligible for and receive incentive stock options which may be granted from time to time, for performing their duties as directors. Pursuant to the Plan, directors are also eligible to receive RSRs and DSUs.

Effective September 1, 2014 the Chair of the Audit Committee became entitled to an annual fee of C$10,000 payable in quarterly instalments (the “Audit Committee Chair Fee”).

Effective October 1, 2015 the directors’ fees of C$25,000 annually were deferred until December 31, 2016. The chair of the Company’s audit committee (the “Audit Committee Chair”) also agreed to defer his fee of C$10,000 annually. The deferred fees were paid in cash during the fiscal year ended December 31, 2016 with the exception of directors’ fees earned by Mr. Ireland and Mr. Macken, who elected to receive DSUs.

Effective April 1, 2016, the Board approved an annual fee of US$35,000 to each independent director, an additional US$5,000 to a committee Chair, an additional US$10,000 to the Audit Committee Chair and additional US$30,000 to the Chairman of the Board. Director’s fees are paid quarterly at a minimum of 50% in DSU’s and the remainder in cash, as determined by the individual director. There is also an additional US$1,000 fee, payable in cash, for each additional Board meeting exceeding six per annum.

Outstanding Share Based Awards and Option Based Awards

The following table sets forth information concerning all awards outstanding under the incentive plans of the Company at the end of the most recently completed financial year ended December 31, 2016 (noting that this financial year was for a fifteen month period from October 1, 2015 to December 31, 2016), including awards granted before the most recently completed financial year, to each of the directors who are not also a NEO:

	Option-based Awards				Share-based Awards
Name(1)	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in- the-money options (C$)(2)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (C$)(3)	Market or payout value of share-based awards not paid out or distributed (C$)(3)
George Ireland	600,000	0.47	March 30, 2021	198,000	300,000	99,000	N/A
Lenard F. Boggio	200,000	0.47	March 30, 2021	66,000	100,000	33,000	N/A
Nicole Adshead- Bell	200,000	0.47	March 30, 2021	66,000	100,000	33,000	N/A
Gabriel Rubacha	200,000	0.47	March 30, 2021	66,000	100,000	33,000	N/A
John Macken	100,000 300,000	0.47 0.69	March 30, 2021 August 15, 2019	33,000 33,000	50,000 Nil	16,500 Nil	N/A N/A
Terry Krepiakevich(5)	150,000 100,000 250,000 250,000 100,000	0.30 0.69 0.27 0.16 0.27	October 5, 2020 August 15, 2019 Oct. 21, 2018 August 30, 2017 January 3, 2017	75,000 11,000 132,500 160,000 53,000	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	N/A N/A N/A N/A N/A
William Haldane(5)	100,000	0.30	October 5, 2020	50,000	Nil	Nil	N/A
Ed Flood(4)	100,000 200,000	0.30 0.69	October 5, 2020 August 15, 2019	50,000 22,000	Nil Nil	Nil Nil	N/A N/A
Matthew Hornor(5)	200,000	0.80	April 1, 2019	Nil	Nil	Nil	Nil

Notes:

(1)

For Messrs. Hodgson, Kanellitsas and. Mignacco refer to the Summary Compensation Table on page 23 of this Circular. Mr. Boggio and Dr. Adshead-Bell resigned on June 7, 2017 and Mr. Macken is not standing for re-election.

(2)

The value of unexercised “in-the-money options” is calculated on the basis of the difference between the closing price of the Common Shares on the TSX on December 31, 2016 at C$0.80 and the exercise price of the stock options.

(3)

The value of unexercised “in-the-money share-based awards that have not vested” is calculated on the basis of the difference between the closing price of the Common Shares on the TSX on December 31, 2016 at C$0.80 and the exercise price of the stock options.

(4)	Ed Flood passed away on October 15, 2015.
(5)	Resigned during the fiscal year ended December 31, 2016.

(6)

The Company’s audited consolidated financial statements for the year ended December 31, 2016 use C$ for reporting options and share-based rewards and the table above is consistent with the presentation in note 9 thereto.

Subsequent to the financial year end on April 4, 2017, the following directors were granted awards:

•

George Ireland was granted 300,000 options with an exercise price of C$0.98 and an expiry date of April 4, 2022. The options are subject to the Company’s vesting policy: 25% on the date of the grant and 25% every subsequent six months;

•

John Macken was granted 100,000 options with an exercise price of C$0.98 and an expiry date of April 4, 2022. The options are subject to the Company’s vesting policy: 25% on the date of the grant and 25% every subsequent six months;

•

Gabriel Rubacha was granted 500,000 options with an exercise price of C$0.98 and an expiry date of April 4, 2022. The options are subject to the Company’s vesting policy: 25% on the date of the grant and 25% every subsequent six months;. Mr. Rubacha was also granted 900,000 stock options with an exercise price of C$1.00 and an expiry date of May 16, 2022. The options are subject vesting as follows: 1/3 on May 16, 2018, 1/3 on May 16, 2019 and 1/3 on May 16, 2020.

•

Nicole Adshead-Bell was granted 100,000 options with an exercise price of C$0.98 and an expiry date of April 4, 2022. The options are subject to the Company’s vesting policy: 25% on the date of the grant and 25% every subsequent six months; and

•

Lenard Boggio was granted 100,000 options with an exercise price of C$0.98 and an expiry date of April 4, 2022. The options are subject to the Company’s vesting policy: 25% on the date of the grant and 25% every subsequent six months.

Incentive Plan Awards-Value Vested or Earned During the Year

The following table sets out the value vested or earned under incentive plans during the year ended December 31, 2016 (noting that this financial year was for a fifteen month period from October 1, 2015 to December 31, 2016), for each director:

Name(1)	Option-based awards – Value vested during the year 2) (US$)	Share-based awards – Value vested during the year(3) (US$)	Non-equity incentive plan compensation – Value earned during the year (US$)
George Ireland	99,497	55,572	N/A
Lenard F. Boggio	33,166	33,750	N/A
Nicole Adshead-Bell	33,166	30,000	N/A
Gabriel Rubacha	33,166	30,000	N/A
John Macken	33,440	22,355	N/A
Terry Krepiakevich	19,683	Nil	N/A
William Haldane	19,188	Nil	N/A
Ed Flood	16,000	Nil	N/A
Matthew Hornor	16,000	Nil	N/A

Notes:

(1)

For Messrs. Hodgson, Kanellitsas and. Mignacco refer to the Summary Compensation Table on page 25 of this Circular. Mr. Boggio and Dr. Adshead-Bell resigned on June 7, 2017 and Mr. Macken is not standing for re-election.

(2)	The “value vested during the year” with respect to the stock options is calculated using the accounting fair values determined for financial reporting purposes in accordance with IFRS 2.
(3)	The amount of share-based awards is recorded in accordance with IFRS 2 and is based on the estimated fair value at the grant date and charged to earning over the vesting period.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the current or former directors, executive officers, employees of the Company or its subsidiaries, the proposed nominees for election to the Board, or their respective associates or affiliates, are or have been indebted to the Company or its subsidiaries since the beginning of the last completed financial year of the Company.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER

EQUITY COMPENSATION PLANS

On March 31, 2011 the Company adopted a stock option plan (the “Old Plan”). On March 30, 2015 the shareholders voted to amend and restate the Old Plan to increase the maximum number of Common Shares which may be allocated for issuance from 20,426,652 Common Shares to 23,863,543 Common Shares (representing 6.18% of the Company’s issued and outstanding share capital as at the date of this Circular). The Old Plan provides for the grant to eligible participants of incentive stock options exercisable to purchase Common Shares. The eligible participants for the Old Plan included directors of the Company or any affiliate, any full time and part time employees (including officers) of the Company, or any affiliate thereof that the Board determines to be employees eligible for participation in the Old Plan. Persons or companies engaged by the Company or an affiliate to provide services for an initial, renewable or extended period of 12 months or more are eligible for participation in the Old Plan as the Board determines.

At the annual general meeting held March 30, 2016, the shareholders of the Company voted to approve the new incentive compensation plan (previously defined as the “Plan”). The Plan is intended to secure for the Company and its shareholders the benefits of incentive inherent in share ownership by the employees and directors of the Company and its affiliates who, in the judgment of the Board, will be largely responsible for its future growth and success. All options outstanding prior to March 30, 2016 will continue to be governed by the terms of the Old Plan. Subsequent to March 30, 2016, all Awards (as defined below) will be governed by the terms of the Plan. The administration and material terms of stock options granted under the Plan and the Old Plan are substantially similar.

The following information is as at the Company’s most recently completed financial year end:

Plan Category	Number of securities to be issued upon exercise of outstanding options and rights (a)	Weighted-average exercise price of outstanding options and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by the securityholders	17,117,975	$0.45	13,068,6158
Equity compensation plans not approved by the securityholders(1)	—	—	—
Total	17,117,975	—	13,068,618

Note:

(1)

As at June 27, 2017, the aggregate number of Common Shares that may be reserved for issuance under the Plan (including the Old Plan) is 38,589,031 (representing 10% of the issued and outstanding Common Shares as at June 27, 2017), with a balance of 13,164,719 Common Shares available for future grants under the Plan.

Summary of the Plan

Overview

The following is a summary of the material terms of the Plan and is qualified in its entirety by reference to the specific terms of the Plan, a copy of which is available on the Company’s profile at www.sedar.com.

The Plan provides for the grant to eligible directors and employees (including officers) of incentive stock options exercisable to purchase Common Shares (“Options”) and RSRs that convert automatically into common shares. The Plan also provides for the grant to eligible directors of DSUs which the directors are entitled to redeem for 90 days following retirement or termination from the Board (Options, RSRs and DSUs are collectively referred to as “Awards”).

Stock Options

Option Grants

The Plan authorizes the Board, on the recommendation of the Compensation Committee, to grant Options. The number of Common Shares, the exercise price per Common Share, the vesting period and any other terms and conditions of options granted pursuant to the Plan, from time to time are determined by the Board, on the recommendation of the Compensation Committee, at the time of the grant, subject to the defined parameters of the Plan. The date of grant for the Options shall be the date the Compensation Committee approved the grant for recommendation to the Board, or for grants not approved for recommendation by the Committee, the date such grant was approved by the Board.

Exercise Price

The exercise price of any Option cannot be less than the volume weighted average price of the Common Shares on the TSX for the five days on which Common Shares were traded immediately preceding the date of grant (the “Fair Market Value”).

Exercise Period, Blackout Periods and Vesting

Options are exercisable for a period of five years from the date the option is granted or such greater or lesser period as determined by the Board. Options may be earlier terminated in the event of death or termination of employment or appointment. Vesting of Options is determined by the Board. Failing a specific vesting determination by the Board, options automatically become exercisable incrementally over a period of eighteen months from the date of grant, as to: (i) 25% of the total number of shares under Option immediately upon the date of grant; and (ii) at each six-month interval thereafter, an additional 25% of the total number of shares under Option such that after the 18th month of the option period, 100% of the option will be exercisable.

The right to exercise an option may be accelerated in the event a takeover bid in respect of the Common Shares is made.

When the expiry date of an Option occurs during, or within ten (10) days following, a “blackout period”, the expiry date of such option is deemed to be the date that is ten (10) days following the expiry of such blackout period. Blackout periods are imposed by the Company to restrict trading of the Company’s securities by directors, officers, employees and certain others who hold options to purchase Common Shares, in accordance with the Company’s Corporate Disclosure, Confidentiality and Securities Trading Policy and similar policies in effect from time to time, in circumstances where material non-public information exists, including where financial statements are being prepared but results have not yet been publicly disclosed.

Cashless Exercise Rights

Cashless exercise rights may also be granted under the Plan, at the discretion of the Board on the recommendation of the Compensation Committee, to an optionee in conjunction with, or at any time following the grant of, an Option. Cashless exercise rights under the Plan effectively allow an optionee to exercise an Option on a “cashless” basis by electing to relinquish, in whole or in part, the right to exercise such Option and receive, in lieu thereof, a number of fully paid Common Shares. The number of Common Shares issuable on the cashless exercise right is equal to the quotient obtained by dividing the difference between the aggregate Fair Market Value and the aggregate option price of all Common Shares subject to such option by the Fair Market Value of one (1) Common Share.

Termination or Death

If an optionee dies while employed by the Company, any Option held by him or her will be exercisable for a period of 12 months or prior to the expiration of the Options (whichever is sooner) by the person to whom the rights of the optionee shall pass by will or applicable laws of descent and distribution. If an optionee is terminated for cause, no Option will be exercisable unless the Board determines otherwise. If an optionee ceases to be employed or engaged by the Company for any reason other than cause, then the options will be exercisable for a period of 12 months or prior to the expiration of the Options (whichever is sooner).

RSRs

RSR Grant

The Plan authorizes the Board to grant RSRs, in its sole and absolute discretion, to any eligible employee or director. Each RSR provides the recipient with the right to receive Common Shares as a discretionary payment in consideration of past services or as an incentive for future services, subject to the Plan and with such additional provisions and restrictions as the Board may determine. Each RSR grant shall be evidenced by a restricted share right grant letter which shall be subject to the terms of the Plan and any other terms and conditions which the Board, on recommendation of the Committee, deem appropriate.

Vesting of RSRs

Concurrent with the granting of the RSR, the Board shall determine, on recommendation from the Compensation Committee, the period of time during which the RSR is not vested and the holder of such RSR remains ineligible to receive Common Shares. Such period of time may be reduced or eliminated from time to time for any reason as determined by the Board. Once the RSR vests, the RSR is automatically settled through the issuance of an equivalent number of underlying Common Shares as RSRs held. Participants who are resident in Canada for the purposes of the Income Tax Act (Canada) may elect to defer some or all of any part of the Common Share grant until one or more later dates.

Retirement or Termination

In the event the participant retires or is terminated during the vesting period, any RSR held by the participant shall be terminated immediately provided however that the Board shall have the absolute discretion to accelerate the vesting date. In the event of death or total disability the vesting period shall accelerate and the Common Shares underlying the RSRs shall be issued.

DSUs

DSU Grant

The Plan authorizes the Board to grant DSUs, in its sole and absolute discretion in a lump sum amount or on regular intervals to eligible directors. Each DSU grant shall be evidenced by a DSU grant letter which shall be subject to the terms of the Plan and any other terms and conditions which the Board, on recommendation of the Compensation Committee, deem appropriate.

Vesting of DSUs

Each eligible director shall be entitled to redeem their DSUs during the period commencing on the business day immediately following the date such director ceases to hold any directorship and ending on the 90th day following such date by providing written notice of redemption to the Company. Upon redemption, the director shall be entitled to receive (subject to any share issuance limits in the Plan), the number of Common Shares equal to the number of DSUs in the director’s account. If the director ceases to hold office during a year where DSUs have been granted and they have not held office for the entire year, the director will only be entitled to a pro-rated issuance of shares.

Provisions applicable to all grants of Awards

Participation Limits

The aggregate number of Common Shares that may be issued and issuable under the Plan together with any other securities-based compensation arrangements of the Company, as applicable,

(a)	to insiders shall not exceed 10% of the Company’s outstanding issue from time to time;

(b)	to insiders within any one-year period shall not exceed 10% of the Company’s outstanding issue from time to time; and

(c)	to any one insider and his or her associates within any one-year period shall not exceed 5% of the Company’s outstanding issue from time to time.

In no event will the number of shares that may be issued to any individual under the Plan (when combined with all of the Company’s other security based compensation arrangements, as applicable) exceed 5% of the Company’s outstanding issue from time to time.

Transferability

Pursuant to the Plan, any Awards granted to a participant shall not be transferable except by will or by the laws of descent and distribution. During the lifetime of a participant, Awards may only be exercised by the Participant.

Amendments to the Plan

The Board may amend, suspend or terminate the Plan or any Award granted under the Plan without shareholder approval, including, without limiting the generality of the foregoing: (i) changes of a clerical or grammatical nature; (ii) changes regarding the persons eligible to participate in the Plan; (iii) changes to the exercise price; (iv) vesting, term and termination provisions of Awards; (v) changes to the cashless exercise right provisions; (vi) changes to the authority and role of the Board under the Plan; and (vii) any other matter relating to the Plan and the Awards granted thereunder, provided however that:

(a)	such amendment, suspension or termination is in accordance with applicable laws and the rules of any stock exchange on which the Company’s shares are listed;

(b)	no amendment to the Plan or to an Award granted thereunder will have the effect of impairing, derogating from or otherwise adversely affecting the terms of an Award which is outstanding at the time of such amendment without the written consent of the holder of such Award;

(c)

the expiry date of an Option shall not be more than ten (10) years from the date of grant of such Option, provided, however, that at any time the expiry date should be determined to occur either during a blackout period or within ten business days following the expiry of a blackout period, the expiry date of such Option shall be deemed to be the date that is the tenth business day following the expiry of the blackout period;

(d)	the Board shall obtain shareholder approval of:

(i)	any amendment to the aggregate number of shares issuable under the Plan;

(ii)	any amendment to the limitations on shares that may be reserved for issuance, or issued, to insiders;

(iii)

any amendment that would reduce the exercise price of an outstanding Option other than pursuant to a declaration of stock dividends of shares or consolidations, subdivisions or reclassification of shares, or otherwise, the number of Common Shares available under the Plan; and

(iv)

any amendment that would extend the expiry date of any Option granted under the Plan except in the event that such option expires during or within ten (10) business days following the expiry of a blackout period.

If the Plan is terminated, the provisions of the Plan and any administrative guidelines and other rules and regulations adopted by the Board and in force on the date of termination will continue in effect as long as any Award pursuant thereto remain outstanding.

Share Issuance Limits

The aggregate number of Common Shares that may be subject to issuance under the Plan, together with any other securities-based compensation arrangements of the Company (including the Old Plan), shall not exceed 10% of the Company’s issued and outstanding share capital from time to time.

As of June 27, 2017, there were 12,572,500 Options, 4,703,069 RSRs and 343,268 DSUs (representing 4.6% of the Company’s issued and outstanding share capital as at the date of this Circular) outstanding under the Plan and 7,805,475 Options (representing 2.0% of the Company’s issued and outstanding share capital as at the date of this Circular) outstanding under the Old Plan.

There are no entitlements to Common Shares under the Plan or the Old Plan which are subject to ratification by shareholders at the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who has been a director or executive officer of the Company at any time since the beginning of the Company’s last completed financial year, nor any proposed nominee for director of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, except as disclosed in this Circular.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as set out herein, no person who has been a director or executive officer of the Company, nor any proposed nominee for director of the Company, nor any person or company who beneficially owns,

directly or indirectly, or who exercises control or direction over (or a combination of both) more than 10% of the issued and outstanding Common Shares, nor any associate or affiliate of those persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction since the beginning of the Company’s last completed financial year or proposed transaction which has materially affected or would materially affect the Company or its subsidiaries.

On December 15, 2015 the Company entered into a Line of Credit Agreement (the “Line of Credit Agreement”) with Geologic Resource Partners LLC (“Geologic”) whereby Geologic agreed to advance a US$5,000,000 line of credit (the “Line of Credit”) to the Company with an interest rate of 1.25% per month, payable monthly in arrears. Upon execution, the Company paid a US$75,000 execution fee. Concurrent with execution of the Line of Credit Agreement, Geologic assigned a beneficial interest in an aggregate US$750,000 principal amount of the Line of Credit to John Kanellitsas, President and Director of the Company and Greenbrook Capital Partners Inc., a company wholly owned by Thomas Hodgson, the CEO and Director of the Company. The Company could draw down on the Line of Credit from time to time in increments of US$100,000, with each draw down subject to a fee of 1.25% of the amount drawn down. Any amounts disbursed, once repaid, would no longer be available for draw down. The Line of Credit also had a standby fee equal to 1.5% of any undrawn amount, payable annually. The Company did not draw down any funds under this facility, did not incur any additional fees and cancelled the Line of Credit on April 2, 2016, with no further obligations outstanding.

On March 28, 2016, the Company and SQM signed a definitive agreement to enter into a 50/50 joint venture (the “Joint Venture”) on the Cauchari Project, and the Joint Venture entered into a purchase option agreement (“Option Agreement”) with Grupo Minero Los Boros (“Los Boros”), a company controlled by the family of Franco Mignacco, Director of the Company and President of Minera Exar S.A., and of which Franco Mignacco is Vice-President, for the transfer of title to the Joint Venture for certain mining properties that comprised a portion of the Cauchari Project. Under the terms of the Option Agreement, the Joint Venture paid US$100,000 upon signing and has a right to exercise the purchase option at any time within 30 months for total consideration of US$12,000,000 to be paid in sixty quarterly instalments of US$200,000. The first installment becomes due upon occurrence of one of the following two conditions, whichever comes first: the third year of the purchase option exercise date or the beginning of commercial exploitation with a minimum production of 20,000 tons of lithium carbonate equivalent. As security for the transfer of title for the mining properties under the Option Agreement, Los Boros granted to the Joint Venture a mortgage for US$12,000,000.

On January 19, 2017, the Company and Bangchak, a company of which Chaiwat Kovavisarach, a nominee Director of the Company, is the President and Chief Executive Officer, entered into an investment agreement (the “Investment Agreement”). In connection with the Investment Agreement, among other things: Bangchak has agreed to purchase 50,000,000 Common Shares at a price of C$0.85 per Common Share; and the parties have agreed to: (a) the terms for a US$80 million credit facility; (b) the terms for an off-take entitlement for the purchase and sale of lithium products; and (c) enter into an investor rights agreement, subject to completion of certain definitive documentation and satisfaction of other closing conditions.

On June 7, 2017, the Company and GFL International Co. Ltd. (“Ganfeng Lithium”), a company of which Wang Xiaoshen, a Director of the Company, is the Executive Director, completed the closing of the investment agreement dated January 17, 2017 and subsequently amended. In connection with the closing, among other things: Ganfeng Lithium purchased an additional 63,750,000 Common Shares at a price of C$0.85 per Common Share, which together with the 11,250,000 Common Shares purchased by Ganfeng Lithium on January 26, 2017, resulted in gross proceeds to the Company of approximately C$54 million (US$40 million) and the parties executed: (a) a credit agreement for a US$125 million credit facility (b) an off-take agreement for the purchase and sale of lithium products; and (c) an investor rights agreement, pursuant to which, among other things, it was granted the right to nominate one director to the Board as long as it owns not less than 15% of the Common Shares. Ganfeng Lithium’s nominee to the Board is Wang Xiaoshen, who was initially appointed to the Board on June 7, 2017.

MANAGEMENT CONTRACTS

No management functions of the Company or its subsidiaries are to any substantial degree performed by a person or company other than the directors and officers of the Company or its subsidiaries.

APPOINTMENT OF AUDITOR

Auditor

PricewaterhouseCoopers LLP, Chartered Professional Accountants, were appointed as the auditors of the Company on August 18, 2015 and will be nominated at the Meeting for re-appointment as auditor of the Company with their remuneration to be fixed by the Board.

The Company’s Audit Committee consists of Gary Cohn, George Ireland and John Macken. NI 52-110, provides that a member of an audit committee is “independent” if the member has no direct or indirect material relationship with the Company, which could, in the view of the Board, reasonably interfere with the exercise of the member’s independent judgment. The Board has determined that all members of the Audit Committee are “independent” directors.

For more information about the Company’s Audit Committee, please see the section entitled “Audit Committee Information” in the Company’s Annual Information Form for the most recently completed financial year.

CORPORATE GOVERNANCE DISCLOSURE

Effective June 30, 2005, National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) was adopted in each of the provinces and territories of Canada. NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted. The corporate governance practices adopted by the Company are set out in the attached Schedule “A”.

OTHER MATTERS

It is not known whether any other matters will come before the Meeting other than those set forth in this Circular and in the Notice of Meeting, but if any other matters do arise, the person named in the Form of Proxy intends to vote on any poll, in accordance with his or her best judgement, exercising discretionary authority with respect to amendments or variations of matters set forth in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment of the Meeting.

ADDITIONAL INFORMATION

Copies of the Company’s Annual Information Form, Annual Financial Statements and Management Discussion and Analysis for its most recently completed financial year filed pursuant to applicable Canadian provincial securities laws are available through the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. Information concerning the Company may be obtained by any shareholder free of charge by contacting the Company at 778-656-5820.

BOARD APPROVAL

The contents of this Circular have been approved and its mailing authorized by the directors of the Company.

DATED at Vancouver, British Columbia, the 5th day of July, 2017.

ON BEHALF OF THE BOARD

“Thomas Hodgson”

Thomas Hodgson

Chief Executive Officer and Director

SCHEDULE “A”

CORPORATE GOVERNANCE PRACTICES

The following table addresses the disclosure requirements set out in Form 58-101F1 Corporate Governance Disclosure:

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	THE COMPANY’S APPROACH
1. Board of Directors (the “Board”) (a) Disclose the identity of directors who are independent.	(a) The Company’s independent directors are Gary Cohn, Jonathan Evans, George Ireland, John Macken, and Wang Xiaoshen.

(b) Disclose the identity of directors who are not independent and describe the basis for that determination.

(b)    The Company’s non-independent directors are Thomas Hodgson by virtue of acting as Chief Executive Officer of the Company, John Kanellitsas by virtue of acting as President and Vice Chairman, Gabriel Rubacha by virtue of acting as President of South American Operations, and Franco Mignacco by virtue of acting as President of Minera Exar S.A., an indirect wholly owned subsidiary of the Company.

(c)    Disclose whether or not a majority of the directors are independent. If a majority of directors are not independent, describe what the Board does to facilitate its exercise of independent judgment in carrying out its responsibilities.

(c) A majority of the Board is independent.

(d)    If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

(d)    The following directors are presently also directors of other issuers as listed:

i.       George Ireland is also a director of Amerigo Resources Ltd., Rathdowney Resources Ltd. and Redstar Gold Corp.

ii.      John Kanellitsas is also a director of Cobalt 27 Capital Corp.

iii.    Wang Xiaoshen is also a director of Ganfeng Lithium Corp. and International Lithium Corp.

(e)    Disclose whether or not the independent directors hold regularly scheduled meetings at which members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent directors.

(e)    The independent directors of the Board have held meetings at which non-independent directors and members of management are not in attendance. The Company also holds regular quarterly meetings and other meetings as required, at which the opinion of the independent directors is sought and duly acted upon for all material matters related to the Company. The Company has held 4 independent directors’ meetings since the beginning of its most recently completed financial year.

(f)     Disclose whether or not the chair of the Board is an independent director. If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the Board has neither a chair that is independent nor a lead director that is independent, describe what the Board does to provide leadership for its independent directors.

(f)     George Ireland is the Chairman of the Board and is an independent director. The Chairman provides leadership to the Board and works with the CEO of the Company to advance the business of the Company. The Chairman is also responsible for, among other things, working with the Board on strategic planning and corporate governance issues, chairing Board meetings, appointing the chairpersons of the Board committees and performance evaluations with respect to the Company, the Board and the CEO.

(g) Disclose the attendance record of each director for all Board meetings held since the beginning of the issuer’s most recently completed financial year.

(g)    The Company has held 25 Board meetings between January 1, 2016 and June 27, 2017. The attendance record for the directors is: Thomas Hodgson (25/25), George Ireland (24/25), John Macken (25/25), John Kanellitsas (24/25), Franco Mignacco (25/25), Nicole Adshead-Bell (18/18), Lenard F. Boggio (18/18). * Mr. Boggio and Dr. Adshead-Bell were appointed on March 30, 2016 and resigned on June 7, 2017; Messrs. Evans and Wang were appointed on June 7, 2017; and Mr. Cohn was appointed on June 28, 2017.

2. Board Mandate Disclose the text of the Board’s written mandate.	Please see the attached Schedule “C” – Board Mandate for the full text of the Board’s written mandate.

3.      Position Descriptions

(a)    Disclose whether or not the Board has developed written position descriptions for the chair and the chair of each Board committee. If the Board has not developed written position descriptions for the chair and/or the chair of each Board committee, briefly describe how the Board delineates the role and responsibilities of each such position.

(a)    The Board has developed a written position description for the Chairman of the Board. The Board has not developed a written position description for the chair of each committee; however, the Board has created a written charter for each of the Audit Committee, the Compensation and Benefits Committee and the Nominating and Corporate Governance Committee from which the chairs of such committees delineate their roles and responsibilities.

(b)    Disclose whether or not the Board and CEO have developed a written position description for the CEO. If the Board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO.

(b) The Board has developed a written position description for the CEO.

4. Orientation and Continuing Education

(a)    Briefly describe what measures the Board takes to orient new members regarding:

(i)     the role of the Board, its committees and its directors, and

(ii)    the nature and operation of the issuer’s business

(a)    The Board does not have any formal policies with respect to the orientation of new directors. However new directors are provided with relevant materials with respect to the Company, the role of the Board, its committees and its directors, and the nature and operation of the Company’s business, as well as being oriented on relevant corporate issues by the CEO.

(b)    Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

(b)    The Board currently does not provide a formal continuing education program to its directors, although Board members are encouraged to pursue continuing education to support their role as directors. Directors are periodically provided with the opportunity to visit the Company’s properties to become familiar with its business and operations. Presentations by management and the Company’s advisors are also organized, as needed, to provide ongoing director education. By appointing to the Board professionals with a wide range of financial, exploration and mining expertise, the Company ensures that the Board operates effectively and efficiently.

5. Ethical Business Conduct

(a)    Disclose whether or not the Board has adopted a written code for its directors, officers and employees. If the Board has adopted a written code:

(i)     disclose how a person or company may obtain a copy of the code;

(ii)    describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and disclose how a person or company may obtain a copy of the code;

(iii)  provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

(a)    The Board has adopted a Code of Business Conduct and Ethics (the “Code”) which is applicable to its directors, officers and employees.

A copy of the Code has also been filed on SEDAR at www.sedar.com and is available on the Company’s website in English and Spanish.

All directors, officers and employees of the Company are provided with a copy of the Code and must provide the Company with written acknowledgement that they have received, reviewed and understood the Code.

The Company’s Audit Committee is responsible for monitoring compliance with the Code.

To date, the Company has not been required to file a material change report relating to a departure from the Code.

(b)    Describe any steps the Board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

(b)    Directors with an interest in a material transaction or agreement are required to declare their interest and abstain from voting on such transactions. A thorough discussion of the documentation related to a material transaction is required for review by the Board, particularly independent directors.

(c) Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.

(c)    The Board seeks directors who have solid track records in matters ranging from finance to exploration and mining in order to ensure a culture of ethical business conduct. The Board has also adopted the Code which summarizes the legal, ethical and regulatory standards that the Company must follow to promote integrity and deter wrongdoing. It represents a standard for all directors, officers and employees that reinforces the seriousness of the Company’s commitment to ethical business conduct and it is mandatory for every director, officer and employee of the Company or any of its subsidiaries to acknowledge they have received, reviewed and understood the Code.

6. Nomination of Directors

(a) Describe the process by which the Board identifies new candidates for Board nomination.	(a) All of the Company’s directors are involved in the search for new directors. A new director should have direct experience in the mining business and significant public company experience. The nominee must not have a significant conflicting public company association. Experienced mining directors are currently difficult to source as a result of the high level of activity in the mining sector.

(b)    Disclose whether or not the Board has a nomination committee composed entirely of independent directors. If the Board does not have a nominating committee composed entirely of independent directors, describe what steps the Board takes to encourage an objective nomination process.

(b)    The Nominating and Corporate Governance Committee currently consists of George Ireland, an independent director. Following the Meeting, at which the shareholders will have had an opportunity to consider and vote on the newly appointed proposed directors, the Board intends to convene and appoint one additional independent director to the Nominating and Corporate Governance Committee.

(c) If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

(c)    The Nominating and Corporate Governance Committee is responsible for making recommendations to the Board with respect to developments in the area of corporate governance and the practices of the Board. The Nominating and Corporate Governance Committee is also responsible for reporting to the Board with respect to appropriate candidates for nomination to the Board, and for developing and recommending to the Board corporate governance guidelines.

7. Compensation

(a) Describe the process by which the Board determines the compensation for the issuer’s directors and officers.

(a)    The Board reviews the adequacy and form of compensation and compares it to other companies of similar size and stage of development. The Compensation and Benefits Committee reviews and recommends to the Board for approval the general compensation philosophy and guidelines for all directors and executive officers.

(b)    Disclose whether or not the Board has a compensation committee composed entirely of independent directors. If the Board does not have a compensation committee composed entirely of independent directors, describe what steps the Board takes to ensure an objective process for determining such compensation.

(b)    During the year ended December 31, 2016 the members of the Company’s Compensation and Benefits Committee were George Ireland, Nicole Adshead-Bell and Lenard Boggio, each of whom were independent directors. Due to the resignations of Mr. Boggio and Dr. Adshead-Bell the Compensation and Benefits Committee currently has one member, George Ireland, who is an independent director. Following the Meeting, at which the shareholders will have had an opportunity to consider and vote on the newly appointed proposed directors, the Board intends to convene and appoint two additional independent directors to the Compensation Committee.

(c) If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

(c)    The role of the Compensation and Benefits Committee is primarily to review the adequacy and form of compensation of senior management and the directors with such compensation realistically reflecting the responsibilities and risks of such positions, to administer the Company’s equity incentive plan, to determine the recipients of, and the nature and size of share compensation awards granted from time to time, to determine the remuneration of executive officers and to determine any bonuses to be awarded.

8. Other Board Committees If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	The Board also has an Environmental, Health, Safety, and Community Engagement Committee (the “Environmental Committee”).

(a) Describe the role of the Environmental Committee.

The role of the Environmental Committee is to review and monitor: (i) the environmental policies and activities of the Company on behalf of the Board and management; (ii) the policies and activities of the Company as they relate to the health and safety of employees of the Company in the workplace; (iii) the policies and activities of the Company as they relate to the Company’s interaction with community, government, and other shareholders; (iv) the policies designed to insure the most sustainable use of all renewable and non-renewable resources consumed in conjunction with Company’s activities.

(b) Disclose whether or not the Environmental Committee is composed entirely of independent directors.

The Environmental Committee is a Board and management committee and is comprised of one independent director and two non-independent directors. Following the Meeting, at which the shareholders will have had an opportunity to consider and vote on the newly appointed proposed directors, the Board intends to convene and appoint two additional independent directors to the Environmental Committee.

9. Assessments

Disclose whether or not the Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the Board satisfies itself that the Board, its committees, and its individual directors are performing effectively.

The Nominating and Corporate Governance Committee is responsible for establishing appropriate processes for the evaluation of the effectiveness of the Board and its members and its committees and their charters. It is also responsible for reviewing: (i) the performance of individual directors, the Board as a whole, and committees of the Board; and (ii) the performance evaluation of the chair of each Board committee. Although an assessment was not completed for the year ended December 31, 2016, the Board is confident that the Company’s recent accomplishments and general shareholder sentiment are a testament to the Board’s efficiency during 2016.

10. Director Term Limits and Other Mechanisms of Board Renewal

Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal and, if so, include a description of those director term limits or other mechanisms of board renewal

The Board has not adopted term limits for directors or other mechanisms for board renewal. The Nominating and Corporate Governance Committee considers both the term of service of individual directors, the average term of the Board as a whole and the turnover of directors when proposing a slate of nominees at each annual meetings of shareholders. The Board strives to achieve a balance between depth of experience and the need for renewal and new perspectives. The Nominating and Corporate Governance Committee has determined that currently no appreciable benefit would be derived from the introduction of term or retirement age limits at this time.

The Company does have a “Majority Voting Policy” which specifies that, if a nominee receives a majority of “withheld” votes, as opposed to a majority of votes in favour of his or her election, the individual is deemed to have tendered his or her resignation from the Board. Upon tender of such resignation, the Board maintains a residual discretion to refuse the resignation, upon the recommendation of the Nominating and Corporate Governance Committee, within 90 days following the date of the election.

11. Policies Regarding the Representation of Women on the Board

(a)    Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors. If the issuers has not adopted such a policy, disclose why it has not done so.

(a)    The Company does not have a formal policy relating to the identification and nomination of women directors. The Nominating and Corporate Governance Committee, along with input from the Board as a whole, identifies and evaluates candidates to become members of the Board. The Board recognizes the valuable contributions made to board deliberations and management by people of different gender, experience and background, and the Board believes that it currently focuses on hiring the best quality individuals for the position, while also encouraging diversity on the Board and in executive officer positions. The goal of this process is to create a Board that, as a whole, consists of individuals with various and relevant career experience, knowledge of the mining industry and financial or other specialized expertise. The Nominating and Corporate Governance Committee will monitor developments in this area while reviewing the Company’s own practices in order to adopt an approach that is meaningful for the Corporation. The Company is committed to nominating the best individuals to fulfil director roles and executive officer positions.

(b)    If an issuer has adopted a policy referred to in (a), disclose the following in respect of the policy:

(i)     A short summary of its objectives and key provisions;

(ii)    The measures taken to ensure that the policy has been effectively implemented;

(iii)  Annual cumulative progress by the issuer in achieving the objectives of the policy; and (iv) Whether and, if so, how the board or its nominating committee measures the effectiveness of the policy

N/A

12. Consideration of the Representation of Women in the Director Identification and Selection Process

Disclose whether and, if so, how the board or nominating committee considers the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board. If the issuer does not consider the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board, disclose the issuer’s reasons for not doing so.

Although the Company does not have a formal policy, the Nominating and Corporate Governance Committee does consider the level of representation of women on the Board in identifying and nominating director candidates. In order to do so, the Nominating and Corporate Governance Committee will review the composition and diversity of the Board, including the process of identifying women candidates as potential nominees for Board positions to ensure that women candidates are being fairly considered relative to other candidates.

13. Consideration Given to the Representation of Women in Executive Officer Appointments

Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the issuer’s reasons for not doing so.

Although the Company does not have a formal policy, the Nominating and Corporate Governance Committee does consider the level of representation of women in executive officer positions when making executive officer appointments. In order to do so, the Nominating and Corporate Governance Committee will review the composition and diversity of executive officer positions to ensure that women with the appropriate skills, knowledge, experience and character are being fairly considered as opportunities become available.

14. Issuers Targets Regarding the Representation of Women on the Board and in Executive Officer Positions

(a)    For the purpose of this Item, a “target” means a number of percentages, or a range of numbers or percentages, adopted by the issuer of women on the issuer’s board or in executive officer positions of the issuer by a specific date.

N/A

(b) Disclose whether the issuer has adopted a target regarding women on the issuer’s board. If the issuer has not adopted a target, disclose why it has not done so.

While the Company recognizes the benefits of diversity and believes that considering the broadest group of individuals who have the skills, knowledge, experience and character required to provide the leadership needed to achieve the business objectives of the Company is in the best interest of the Company and all of its stakeholders, the Company does not currently have any formal rules or policies in place with respect to a target of women on the issuers board or executive. The Board encourages the consideration of women who have the necessary skills, knowledge, experience and character for promotion or hiring into an executive officer position within the Company, however, the Board does not wish to compromise the principles of meritocracy by imposing targets

(c) Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so.	Please see response to 14(b) above

(d) If the issuer has adopted a target referred to in either (b) or (c) disclose: (i) The target, and (ii) The annual cumulative progress of the issuer in achieving the target.	N/A

15. Number of Women on the Board and in Executive Officer Positions

(a) Disclose the number and proportion (in percentage terms) of directors on the issuer’s board who are women.	There are currently no women on the Board.

(b) Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women.	Tracy Hansen is Vice-President and Corporate Secretary. Women represent 1 out of 7 executive officers of the issuer and its major subsidiaries.

(1)	Reference is made to the items in Form 58-101F1.

SCHEDULE “B”

BOARD MANDATE

The Board of Directors is responsible for supervising the conduct of the Company’s affairs and the management of its business. This includes setting long term goals and objectives for the Company, formulating the plans and strategies necessary to achieve those objectives and supervising senior management in their implementation. Although the Board delegates the responsibility for managing the day to day affairs of the Company to senior management personnel, the Board retains a supervisory role in respect of, and ultimate responsibility for, all matters relating to the Company and its business.

The Board needs to be satisfied that the Company’s senior management will manage the affairs of the Company in the best interest of the shareholders, and that the arrangements made for the management of the Company’s business and affairs are consistent with the Board’s duties described above. The Board is responsible for protecting shareholder interests and ensuring that the interests of the shareholders and of management are aligned. The obligations of the Board must be performed continuously, and not merely from time to time, and in times of crisis or emergency the Board may have to assume a more direct role in managing the affairs of the Company.

In discharging this responsibility, the Board oversees and monitors significant corporate plans and strategic initiatives. The Board’s strategic planning process includes annual and quarterly budget reviews and approvals, and discussions with management relating to strategic and budgetary issues. At least one meeting per year is to be devoted substantially to a review of strategic plans proposed by management.

The Board reviews the principal risks inherent in the Company’s business, including financial risks, through periodic reports from management of such risks. This review takes place in conjunction with the Board’s review of operations and risk issues at each Board meeting, at which time the Board assesses the systems established to manage those risks. Directly and through the Company’s Audit Committee, the Board also assesses the integrity of the internal financial control and management information systems.

In addition to those matters that must, by law, be approved by the Board, the Board is required to approve annual operating and capital budgets, any material dispositions, acquisitions and investments outside of the ordinary course of business or not provided for in the approved budgets, long-term strategy, organizational development plans and the appointment of senior executive officers. Management is authorized to act, without Board approval, on all ordinary course matters relating to the Company’s business.

The Board also expects management to provide the directors on a timely basis with information concerning the business and affairs of the Company, including financial and operating information and information concerning industry developments as they occur, all with a view to enabling the Board to discharge its stewardship obligations effectively. The Board expects management to efficiently implement its strategic plans for the Company, to keep the Board fully apprised of its progress in doing so and to be fully accountable to the Board in respect to all matters for which it has been assigned responsibility.

The Board has instructed management to maintain procedures to monitor and promptly address shareholder concerns and has directed and will continue to direct management to apprise the Board of any major concerns expressed by shareholders.

Each committee of the Board is empowered to engage external advisors as it sees fit. Any individual director is entitled to engage an outsider advisor at the expense of the Company provided such director has obtained the approval of the Nominating and Corporate Governance Committee to do so.

This Mandate will be reviewed periodically by the Board of Directors of the Company and supplemented as required from time to time.

B-1